FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010
Commission File Number: 001-33068

ULTRAPETROL (BAHAMAS) LIMITED
(Translation of registrant's name into English)

Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein are a copy of the Company's report for the six months ended June 30, 2010, containing certain unaudited financial information and a Management's Discussion and Analysis of Financial Condition and Results of Operations.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Our disclosure and analysis in this report concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "should," and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws. Factors that might cause future results to differ include, but are not limited to, the following:

•	future operating or financial results;

•	pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking and insurance costs;

•	genegeneral market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand;

•	our ability to obtain additional financing;

•	our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives;

•	our dependence upon the abilities and efforts of our management team;

•	changes in governmental rules and regulations or actions taken by regulatory authorities including but not limited to the renewal or extension of cabotage permits of foreign flagged vessels;

•	adverse weather conditions that can affect production of some of the goods we transport and navigability of the river system on which we transport them;

•	the highly competitive nature of the ocean-going transportation industry;

•	the loss of one or more key customers;

•	fluctuations in foreign exchange rates against the U.S. dollar; and

•	potential liability from future litigation.

ULTRAPETROL (BAHAMAS) LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009 (UNAUDITED)

The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements of Ultrapetrol (Bahamas) Limited (the "Company") and subsidiaries for the six months ended June 30, 2010 and 2009 included elsewhere in this report.

Our Company

We are an industrial shipping company serving the marine transportation needs of clients in the geographic markets on which we focus. We serve the shipping markets for grain, forest products, minerals, crude oil, petroleum, and refined petroleum products, the general cargo and container trade, as well as the offshore oil platform supply market through our operations in the following three segments of the marine transportation industry.

Our River Business, with 592 barges and 30 pushboats, is the largest owner and operator of river barges and pushboats that transport dry bulk and liquid cargoes through the Hidrovia Region of South America, a large area with growing agricultural, forest and mineral related exports. This region is crossed by navigable rivers that flow through Argentina, Brazil, Bolivia, Paraguay and Uruguay to ports serviced by ocean export vessels. These countries are estimated to account for approximately 52% of world soybean production in 2010, as compared to 30% in 1995.

Our Offshore Supply Business owns and operates vessels that provide critical logistical and transportation services for offshore petroleum exploration and production companies, in the coastal waters of Brazil and the North Sea. Our Offshore Supply Business fleet consists of six Platform Supply Vessels, or PSVs, currently in operation and six under construction, four of which were contracted with a shipyard in India while the remaining two were contracted with a shipyard in China. Deliveries for our vessels being built in India are expected to commence in the first quarter of 2011 and those being built in China are expected to commence in the fourth quarter of 2010.

Our Ocean Business operates nine ocean-going vessels, including five Product Tankers that we use in the South American coastal trade where we have preferential rights and customer relationships, one Capesize vessel, one container vessel, one 43,000 dwt petroleum product tank barge, and one oceangoing pushboat. Our Ocean Business fleet has an aggregate carrying capacity of approximately 280,000 deadweight tons.

We are focused on growing our businesses with an efficient and versatile fleet that will allow us to provide an array of transportation services to customers in several different industries. Our business strategy is to leverage our expertise and strong customer relationships to grow the volume, efficiency, and market share in a targeted manner.

Developments in  three months ended June 30, 2010

On April 16, 2010, we took delivery of the 2003-built container vessel, the Frisian Commander (renamed Asturiano), in accordance with the Memorandum of Agreement ("MOA") entered into on February 26, 2010.

On April 23, 2010, we delivered to her buyers our Capesize vessel, Princess Marisol, in accordance with  the MOA entered into on February 17, 2010.

On May 12, 2010, we entered into a cleared FFA contract whereby a subsidiary of ours contracted via BNP Paribas Commodity Futures Ltd. ("BNP") with London Clearing House ("LCH") to charge LCH the average time charter rate for the 4 Capesize Time Charter Routes ("C4TC") for a total of 3 days in May 2010 in exchange for a fixed rate of $45,250 (forty five thousand two hundred and fifty U.S. dollars) per day, and into two cleared FFA contracts whereby a subsidiary of ours contracted via BNP with LCH to charge LCH the average time charter rate for the C4TC for a total of 10 days on June 2010 in exchange for a fixed weighted average rate of $42,938 (forty two thousand nine hundred and thirty eight U.S. dollars) per day.

On May 24, 2010, we entered into a cleared FFA contract whereby a subsidiary of ours contracted via BNP with LCH to charge LCH the average time charter rate for the C4TC for a total of 10 days in June 2010 in exchange for a fixed rate of $48,250 (forty eight thousand two hundred and fifty U.S. dollars) per day.

On May 25, 2010, we entered into a cleared FFA contract whereby a subsidiary of ours contracted via BNP with LCH to charge LCH the average time charter rate for the C4TC for a total of 7 days in June 2010 in exchange for a fixed rate of $49,750 (forty nine thousand seven hundred and fifty U.S. dollars) per day.

On May 26, 2010, we entered into a cleared FFA contract whereby a subsidiary of ours contracted via BNP with LCH to charge LCH the average time charter rate for the C4TC for a total of 5 days in June 2010 in exchange for a fixed rate of $47,625 (forty seven thousand six hundred and twenty five U.S. dollars) per day.

On June 1, 2010, we entered into a cleared FFA contract whereby a subsidiary of ours contracted via BNP with LCH to charge LCH the average time charter rate for the C4TC for a total of 5 days in June 2010 in exchange for a fixed rate of $52,500 (fifty two thousand five hundred U.S. dollars) per day, and into a cleared FFA contract whereby a subsidiary of ours contracted via BNP with LCH to charge LCH the average time charter rate for the C4TC for a total of 21 days (7 days per month between October and December 2010, both inclusive) in exchange for a fixed rate of $33,250 (thirty three thousand two hundred and fifty U.S. dollars) per day.

On June 30, 2010, we entered into a cleared FFA contract whereby a subsidiary of ours contracted via BNP with LCH to charge LCH the average time charter rate for the C4TC for a total of 15 days in July 2010 in exchange for a fixed rate of $25,750 (twenty five thousand seven hundred and fifty U.S. dollars) per day.

Recent Developments

On July 7, 2010, we entered into a cleared FFA contract whereby a subsidiary of ours contracted via BNP with LCH to pay LCH the average time charter rate for the C4TC for a total of 45 days (15 days per month between January and March 2011, both inclusive) in exchange for a fixed rate of $24,125 (twenty four thousand one hundred and twenty five U.S. dollars) per day.

On August 3, 2010, the Securities and Exchange Commission confirmed that the Registration statement for the 2,977,690 shares owned by Solimar Holdings Ltd. ("Solimar") was withdrawn as of July 22, 2010. The withdrawal was a consequence of a transaction concluded on July 15, 2010, through which Hazels (Bahamas) Investments Inc., an original shareholder (each party in the transaction was a shareholder in Ultrapetrol prior to its Initial Public Offering) acquired 2,977,690 shares representing a 100% of the holdings that Solimar had in Ultrapetrol.

On July 30, 2010, we entered into a cleared FFA contract whereby a subsidiary of ours contracted via BNP with LCH to charge LCH the average time charter rate for the C4TC for a total of 14 days in August 2010 in exchange for a fixed rate of $21,900 (twenty one thousand nine hundred U.S. dollars) per day.

On August 2, 2010, we entered into a cleared FFA contract whereby a subsidiary of ours contracted via BNP with LCH to charge LCH the average time charter rate for the C4TC for a total of 10 days in August 2010 in exchange for a fixed rate of $18,750 (eighteen thousand seven hundred and fifty U.S. dollars) per day.

On August 2, 2010, we entered into a cleared FFA contract whereby a subsidiary of ours contracted via BNP with LCH to charge LCH the average time charter rate for the C4TC for a total of 5 days in August 2010 in exchange for a fixed rate of $18,750 (eighteen thousand seven hundred and fifty U.S. dollars) per day.

On August 4, 2010, we entered into an MOA whereby we agreed to sell our remaining Capesize vessel, Princess Katherine, for $10.5 million with expected delivery date between September 1 and October 15, 2010. The transaction remains subject to completion and might not materialize as expected.

On August 11, 2010, we entered into a cleared FFA contract whereby a subsidiary of ours contracted via BNP with LCH to charge LCH the average time charter rate for the C4TC for a total of 5 days in September 2010 in exchange for a fixed rate of $33,000 (thirty three thousand U.S. dollars) per day.

On August 11, 2010, we entered into a cleared FFA contract whereby a subsidiary of ours contracted via BNP with LCH to charge LCH the average time charter rate for the C4TC for a total of 23 days in September 2010 in exchange for a fixed rate of $33,500 (thirty three thousand and five hundred U.S. dollars) per day.

Factors Affecting Our Results of Operations

We organize our business and evaluate performance by the following business segments: the River Business, the Offshore Supply Business and the Ocean Business. The accounting policies of the reportable segments are the same as those for the unaudited condensed consolidated financial statements. We do not have significant inter-segment transactions.

Revenues

In our River Business, we contract for the carriage of cargoes, in the majority of cases, under contracts of affreightment, or COAs. Most of these COAs currently provide for adjustments to the freight rate based on changes in the price of fuel.

In our Offshore Supply Business, we contract substantially all of our capacity under time charters to our charterers.

In our Ocean Business, we contract our cargo vessels either on a time charter basis or COA basis. Some of the differences between time charters and COAs are summarized below. In addition we operate our container vessel Asturiano under a liner service where our clients pay a specified sum per container carried in accordance with the container type, the cargo kind and the services involved.

Time Charter

•	We derive revenue from a daily rate paid for the use of the vessel, and

•	the charterer pays for all voyage expenses, including fuel and port charges.

Contract of Affreightment (COA)

•	We derive revenue from a rate based on tonnage shipped expressed in dollars per metric ton of cargo, and

•	we pay for all voyage expenses, including fuel and port charges.

Our ships on time charters generate both lower revenues and lower expenses for us  than those under COAs. At comparable price levels a time charter and a COA result in approximately the same operating income, although the operating margin as a percentage of revenues may differ significantly.

Time charter revenues accounted for 46% of the total revenues from our businesses for the first six months of 2010, and COA revenues accounted for 54%. With respect to COA revenues, 80% were in respect of repetitive voyages for our regular customers and 20% were in respect of single voyages for occasional customers.

In our River Business, demand for our services is mostly driven by agricultural, mining and petroleum related activities in the Hidrovia Region. Droughts and other adverse weather conditions, such as floods, could result in a decline in production of the agricultural products we transport, which would likely result in a reduction in demand for our services. Further, most of the operations in our River Business occur on the Parana and Paraguay Rivers, and any changes adversely affecting navigability of either of these rivers, such as low water levels, could reduce or limit our ability to effectively transport cargo on the rivers.

On our Offshore Supply Business, we currently have all six of our PSVs operating under long-term contracts with Petrobras in Brazil.

In our Ocean Business, we employed a significant part of our ocean fleet on time charter to different customers during the six months ended June 30, 2010. During the six months ended June 30, 2010, the average time charter rate of the Baltic Capesize Index (BCI) was $36,160 (thirty six thousand one hundred and sixty U.S. dollars) per day, an increase of 3.2% from an average of $35,031 (thirty five thousand and thirty one U.S. dollars) per day in the six months ended June 30, 2009. Our liner service had started its fourth sailing by June 30, 2010.

Expenses

Our operating expenses generally include the cost of all vessel management, crewing, spares and stores, insurance, lubricants, repairs and maintenance. Generally, the most significant of these expenses are repairs and maintenance, wages paid to marine personnel, and marine insurance costs. However there are significant differences in the manner in which these expenses are recognized in the different segments in which we operate.

In addition to the vessel operating expenses, our other primary operating expenses include general and administrative expenses related to ship management and administrative functions.

In our River Business, our voyage expenses include port expenses and bunkers as well as charter hire paid to third parties.

In our Offshore Supply Business, voyage expenses include brokerage commissions paid by us to third parties which provide brokerage services, and bunker costs incurred when our vessels are repositioned either between employments or from the construction yard, to and from repairs or other instances where bunker fuel costs are paid by us.

In our Ocean Business, our voyage expenses include bunker consumption, when the vessels are contracted under COA's, and hire expenses paid to third parties on account of Time Chartered vessels.

Through our River Business, we own a floating drydock and a repair facility for our river fleet at Pueblo Esther, Argentina, a new shipyard for building barges and other vessels in Punta Alvear, Argentina, land for the construction of two terminals in Argentina and 50% joint venture participations in two grain loading terminals in Paraguay. UABL also rents offices in Asuncion, Paraguay and Buenos Aires, Argentina and a repair and shipbuilding facility in Ramallo, Argentina.

Through UP Offshore, we hold a lease for office space in Rio de Janeiro, Brazil. In addition, through Ravenscroft, we own a building located at 3251 Ponce de Leon Boulevard, Coral Gables, Florida, United States. We also hold a sublease to an office in Buenos Aires, Argentina, and rent an office in Aberdeen, Scotland.

Foreign Currency Transactions

During the first six months of 2010, 99% of our revenues were denominated in U.S. dollars. Also, for the six months ended June 30, 2010, 1% of our revenues were denominated and collected in Brazilian reais. However, 44% of our total revenues were denominated in U.S. dollars but collected in Argentine pesos, Brazilian reais and Paraguayan guaranies. During the six months ended June 30, 2010, the majority of our expenses were denominated in U.S. dollars while 21% of our total out of pocket operating expenses were paid in Argentine pesos, Brazilian reais and Paraguayan guaranies.

Our operating results, which we report in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. For accounting purposes, we use U.S. dollars as our functional currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the average exchange rate prevailing on the month of each transaction.

Inflation, Rates of Exchange Variation and Fuel Price Increases

Inflationary pressures in the countries in which we operate may not be compensated by equivalent adjustments in the rate of exchange between the U.S. dollar and the local currencies. Additionally, revaluations of the local currencies against the U.S. dollar, even in the absence of inflation, have an incremental effect on the portion of our operating expenses incurred in those local currencies measured in U.S. dollars. Please see Foreign Currency Transactions.

Most of our contracts in the River Business include fuel price adjustment clauses. We may however experience temporary positive or negative misalignments between the adjustment of fuel in our freight contracts and our fuel purchase agreements because one may adjust prices on a monthly basis while the other adjusts prices weekly or because our consumption patterns may differ from those used to adjust our freights.

In the Offshore Supply Business, the risk of variation of fuel prices under the vessels'  employment is generally borne by the charterers, since the charterers are generally responsible for the supply and cost of fuel.

In our Ocean Business, inflationary pressures on bunker (fuel) costs are not expected to have a material effect on the results of those vessels which are time chartered to third parties since it is the charterers' responsibility to pay for fuel. When our ocean vessels are employed under COAs, however, freight rates for voyage charters are fixed on a per ton basis including bunker fuel for our account which is calculated for the voyage at an assumed cost. A rise or fall in bunker prices may have a temporary negative or positive effect on results as the case may be as the actual cost of fuel purchased for the performance of a particular voyage or COA may be higher or lower than the price considered when calculating the freight for that particular voyage. Generally, in the long term, freight rates in the market should be sensitive to variation in the price of fuel. However, a sharp rise in bunker prices may have a temporary negative effect on results since freights generally adjust only after prices have settled at a higher level. The operation of our containership, MV Asturiano, involves some degree of fuel price fluctuation risk since we have to pay for the cost of bunkers and our tariffs may not be adjusted accordingly.

Forward Freight Agreements (FFAs)

We enter into Forward Freight Agreements (FFAs) for trading purposes or to utilize them as hedges to reduce our exposure to changes in the rates earned by some of our vessels in the normal course of our Ocean Business. When using FFAs as hedges, we aim at managing the financial risk associated with fluctuating market conditions. FFAs generally cover periods ranging from one month to one year and involve contracts to provide a fixed number of theoretical days of voyages at fixed rates. FFAs have been executed through LCH, a London clearing house, with whom we started to trade during May 2007 (but may also be agreed through other clearing houses) and "Over the Counter" (OTC) in which case each party is generally accepting the signature of the other party as sufficient guarantee of its obligations under the contract.

When we enter into FFAs to utilize them as a hedge, we primarily aim to hedge the market exposure of our Capesize Fleet through our FFA activity. Given these vessels' age, size, fuel consumption and other characteristics, they differ from the "theoretical" vessel used as reference to the index against which the FFAs settle. This means that when entering into FFAs, we must take this difference into consideration when determining the equivalence between the contract quantity and our exposure to the market.

OTC FFAs are not cleared through a clearing house; they have no margin account requirements and bear a higher counterparty risk than cleared FFAs. If the counterparty to an OTC FFA fails to meet its obligation under the FFA, we could suffer losses on the contract which could adversely affect our financial condition and results of operations. As of June 30, 2010, Bunge S.A. was our only counterpart through OTC FFAs.

Because LCH or other clearing houses require the posting of collateral, the use of a clearing house reduces the Company's exposure to counterparty credit risk. We are exposed to market risk in relation to our positions in FFAs and could suffer substantial losses from these activities in the event our expectations prove to be incorrect. We enter into FFAs with an objective of either hedging risk or for trading purposes to take advantage of short term fluctuations in freight rates. As of June 30, 2010, we were committed to FFAs with a fair value of $10.6 million recorded as an asset and $0.6 million recorded as a liability. All of the FFAs recorded as an asset were held through OTC FFA contracts. These contracts settle between July 2010 and December 2010.

The fair value of FFAs is the estimated amount that we would receive or pay in order to terminate these FFA contracts as of June 30, 2010.

During the six-month periods ended June 30, 2010 and 2009, the Company received net cash settlements for its FFA positions of $6.8 million and $19.8 million, respectively.

As of August 9, 2010, the asset related to the fair market value of the FFA positions was $8.3 million. However, this amount is likely to vary significantly as a result of changes in market conditions, changes in the outstanding portions due to new trades, and the simple passage of time.

Although the counterparties to our FFAs have met their obligations as they fell due under their respective FFAs to date and we have received no indication that any of them will not continue to do so, there can be no guarantee that they will continue to meet their obligations in the future.

Interest rate derivatives

On May 7, 2010, through UABL Limited, our holding subsidiary in the River Business, we entered into an interest rate collar transaction (the "Collar") with IFC through which we expect to hedge our exposure to interest rate volatility under our financings with IFC and OFID from June 2010 to June 2016. The initial notional amount is $75.0 million (subsequently adjusted in accordance with the amortization schedule under these financings), with UABL Limited being the USD Floor Rate seller at a floor strike rate of 1.69% p.a., and IFC being the USD Cap Rate seller at a cap strike rate of 5.00% p.a.

The fair market value of the Collar is the estimated amount that we would receive or pay in order to terminate such contract as of June 30, 2010.  As of such date, the fair market value of the Collar entered into by UABL Limited with IFC was a liability of $0.4 million of which, $0.6 million were recorded as current liability, $0.6 million as non current liability and $0.8 million as non current asset.

Seasonality

Each of our businesses has seasonal aspects, which affect their revenues on a quarterly basis. The high season for our River Business is generally between the months of March and September, in connection with the South American harvest and higher river levels. However, growth in the soy pellet manufacturing, minerals and forest industries may help offset some of this seasonality. The Offshore Supply Business operates year-round, particularly off the coast of Brazil, although weather conditions in the North Sea may reduce activity from December to February. In the Ocean Business, demand for dry bulk transportation tends to be fairly stable throughout the year, with the exceptions of the Chinese New Year in our first quarter and the European summer holiday season in our third quarter, which generally show lower charter rates.

Legal Proceedings

UABL – Ciudad del Este Customs Authority

On September 21, 2005, the local Customs Authority of Ciudad del Este, Paraguay issued a finding that certain UABL entities owe taxes to that authority in the amount of $2.2 million, together with a fine for non-payment of the taxes in the same amount, in respect of certain operations of our River Business for the prior three-year period. This matter was referred to the Central Customs Authority of Paraguay, or the Paraguay Customs Authority. We believed that this finding was erroneous and UABL has formally replied to the Paraguay Customs Authority contesting all of the allegations upon which the finding was based. After review of the entire operations for the claimed period, the Paraguayan Central Tax Authorities, asserting their jurisdiction over the matter, confirmed that the UABL entities did pay their taxes on the claimed period, but held a dissenting view on a third issue (the tax base used by the UABL entities to calculate the applicable withholding tax). The primary case was appealed by the UABL entities before the Tax and Administrative Court, and when summoned, the Paraguayan Tax Authorities filed an admission, upon which the Court on November 24, 2006, confirmed that the UABL entities were not liable for the first two issues. Nevertheless, the third issue continued, and through a resolution which was provided to UABL on October 13, 2006, the Paraguayan Undersecretary for Taxation has confirmed that, in his opinion, UABL was liable for a total of approximately $0.5 million and has applied a fine of 100% of this amount. UABL entered a plea with the respective court contending the interpretation on the third issue where it claims to be equally not liable. On October 19, 2007, we presented a report by an expert which is highly favourable for our position. On March 26, 2009, the Tax and Administrative Court decided that UABL was not liable for the third issue under discussion (the tax base used by UABL's entities to calculate the applicable withholding tax). On April 2, 2009, the Paraguayan Tax Authorities appealed the Tax and Administrative Courts decision. The Paraguayan Supreme Court has already reviewed the case and its judgment is expected during the course of 2010. In parallel with this ruling the Office of the Treasury Attorney has initiated an action to review certain aspects of the case on the grounds that the Paraguay Customs Department did not represent the interests of Paraguay. We have been advised by UABL's counsel in the case that there is only a remote possibility that a judicial court would find UABL liable for any of these taxes or fines.

UABL International S.A. – Bolivian Tax Authority

On November 3, 2006 and April 25, 2007, the Bolivian Tax Authority ("Departamento de Inteligencia Fiscal de la Gerencia Nacional de Fiscalización") issued a notice in the Bolivian press advising that UABL International S.A. (a Panamanian subsidiary of the Company) would owe taxes to that authority. On June 18, 2007, our legal counsel in Bolivia submitted points of defense to the Bolivian tax authorities. On August 27, 2007 the Bolivian tax authorities gave notice of a resolution determining the taxes (value added tax, transaction tax and income tax) that UABL International S.A. would owe to them in the amount of approximately $5.8 million (including interest and fines). On October 10, 2007, our legal counsel in Bolivia gave notice to the Bolivian tax authorities of the lawsuit commenced by UABL International S.A. to refute the resolution above mentioned. On August 1, 2008, UABL International S.A. was served with a notice informing that the Bolivian Tax Authorities had replied to the lawsuit started by us. On August 22, 2008 a hearing and judicial inspection took place at Puerto Quijano, Bolivia. On August 30, 2008 both parties submitted their arguments to the judge, completing this part of the case.  On August 12, 2009, UABL International S.A. was served with a judgment of a Bolivian court ruling on certain taxes allegedly due by UABL International S.A. On August 22, 2009, UABL International S.A. submitted an appeal to the lower court judgment to which Bolivian tax authorities have contested. The parties now await the decision by the court of appeal. On the other hand, on June 26, 2008, the same Bolivian court ordered a preemptive embargo against all barges owned by UABL International S.A. that may be registered in the International Bolivian Registry of Ships, or RIBB. According to Company's local counsel this preemptive embargo under Bolivian law has no effect over the Company's right to use its assets nor does it have any implication over the final decision of the court, the substance of the matter and in this case it is ineffective since UABL International S.A. does not have any assets owned by it registered in the RIBB. Moreover, UABL International S.A. had challenged the judge's decision to place the embargo, which has been under revision by a higher Court since the lower court reconfirmed the embargo on November 15, 2008. We have been advised by our local counsel that there is only a remote possibility that UABL International S.A. would finally be found liable for any of these taxes or fines and / or that these proceedings will have financial material adverse impact on the financial position or results of the Company.

UABL Paraguay S.A. – Paraguayan Customs Asuncion

On April 7, 2009 the Paraguayan Customs in Asuncion commenced administrative proceedings against UABL Paraguay S.A. alleging infringement of Customs regulations due to lack of submission of import clearance documents in Paraguay for bunkers purchased between January 9, 2007, and December 23, 2008, from YPF-Repsol S.A. in Argentina. Since those bunkers were purchased for consumption onboard pushboats, UABL Paraguay S.A. submitted a defense on April 23, 2009, requesting the closing of those proceedings based on the non-infringement of Customs regulations, however the proceedings were not closed. On August 21, 2009, as part of the evidence to be rendered in the Customs proceedings UABL Paraguay S.A. submitted a technical report of the Paraguayan Coast Guard stating that all parcels of bunkers purchased by UABL Paraguay S.A. from YPF-Repsol S.A. were consumed onboard the push boats. We have been advised that the Paraguayan Customs in Ciudad del Este also commenced administrative proceedings against UABL Paraguay S.A. for the same reasons as the Customs in Asuncion, however those proceedings have been suspended. Customs Authorities have appraised the bunkers and determined the corresponding import tax and fine in the amount of $2.0 million. On March 22, 2010 the Customs in Asuncion issued their ruling on the matter imposing a fine of Gs. 54.723.820 (approximately $ 11,700), and UABL Paraguay S.A. will be paying the fine with the aim to end these proceedings. In parallel with this ruling the denouncing parties in Ciudad del Este have submitted remedies against the decision of Customs in Asuncion arguing that such ruling was taken without bringing both dossiers together. Our local counsel has recently advised that the Director of Customs in Asunción decided to render null the ruling dated March 22, 2010 and ordered evidence to be filed in respect of years 2003 to 2006 before issuing the final ruling. Our local counsel is of the opinion that remedies will be rejected and therefore that there is only a remote possibility that UABL Paraguay S.A. will finally be found liable for any such taxes or fines and / or that these proceedings will have financial material adverse impact on the financial position or results of the Company.

Oceanpar S.A. & UABL Paraguay S.A. – Paraguayan Ministry of Public Works

On July 22, 2009, we learned of an ongoing investigation in connection with the registration of barges and pushboats in Paraguay. We have found out that in April 2009, the Paraguayan Ministry of Public Works and Communications and the National Merchant Marine of Paraguay, submitted a complaint before the Public Prosecutor Eduardo Cazenave alleging that Oceanpar S.A. and UABL Paraguay S.A. would have used improper documents to get authorizations to flag 30 barges and to lease 252 barges respectively. Without recognition of any liability and just in order to simplify the process, it was decided to enter a plea for permanent suspension of the investigation subject to certain conditions being fulfilled. On October 5, 2009, the proceedings were suspended by the Court subject to complying with certain obligations within one year, including regularizing before the National Merchant Marine of Paraguay some administrative documentation corresponding to the vessels under investigation. Although the Court agreed to our plea and decided to suspend the proceedings, on October 9, 2009, we submitted a request to the Court in order to clarify its resolution since some statements did not correspond with ours. On October 12, 2009, the Court issued the clarification resolution. In the opinion of our local counsel the clarification issued by the Court was fairly favorable.  The file was sent to the Enforcing Court, and the judge preliminary ruled that Oceanpar S.A. and UABL Paraguay S.A. had complied with the conditions imposed by the Ruling Court including the regularization of the documentation of the barges with the National Merchant Marine of Paraguay. The proceedings will remain open until October 2010 when the Ruling Court will review if all conditions have been complied with and will issue its final ruling. We have sought the advice of our local counsel which has advised that both UABL Paraguay S.A. and Oceanpar S.A. have duly complied with their obligations under the law and consequently he believes that there is only a remote possibility that this investigation will have any material adverse impact on the financial position or results of the Company.

Various other legal proceedings involving us may arise from time to time in the ordinary course of business. However, we are not presently involved in any other legal proceedings that, if adversely determined, would have a material adverse effect on us.

Results of Operations

Six months ended June 30, 2010, compared to six months ended June 30, 2009.

The following table sets forth certain unaudited historical statements of operations data for the periods indicated above derived from our unaudited condensed consolidated statements of income expressed in thousands of dollars (1)

	Three Months Ended June 30,		Six Months Ended June 30,
					Percent
($000's)	2010	2009	2010	2009	Change
Revenues
Attributable to River Business	$34,259	$19,849	$58,534	$43,125	36%
Attributable to Offshore Supply Business	13,438	9,284	25,648	18,456	39%
Attributable to Ocean Business	12,910	25,748	30,655	51,116	-40%
Total revenues	60,607	54,881	114,837	112,697	2%

Voyage expenses
Attributable to River Business	(12,399)	(9,209)	(21,628)	(19,001)	14%
Attributable to Offshore Supply Business	(706)	(312)	(1,780)	(719)	148%
Attributable to Ocean Business	(2,083)	(4,517)	(4,823)	(7,831)	-38%
Total voyage expenses	(15,188)	(14,038)	(28,231)	(27,551)	2%

Running costs
Attributable to River Business	(8,410)	(7,419)	(14,830)	(15,368)	-4%
Attributable to Offshore Supply Business	(5,751)	(3,686)	(12,212)	(7,770)	57%
Attributable to Ocean Business	(6,814)	(8,020)	(14,281)	(16,119)	-11%
Total running costs	(20,975)	(19,125)	(41,323)	(39,257)	5%

Amortization of dry dock & intangible assets	(989)	(1,142)	(1,913)	(2,225)	-14%
Depreciation of vessels and equipment	(7,232)	(9,161)	(15,031)	(18,063)	-17%
Administrative and commercial expenses	(6,694)	(6,120)	(12,935)	(11,616)	11%
Other operating income	65	195	513	961	-47%

Operating profit	9,594	5,490	15,917	14,946	6%

Financial expense and other financial expenses	(7,516)	(3,313)	(14,968)	(10,986)	36%
Financial income	111	123	203	218	-7%
Gains on derivative instruments, net	266	40	9,369	115	8047%
Investment in affiliates	(110)	110	(155)	20	-
Other, net	(328)	(243)	(451)	(402)	12%
Total other expenses	(7,577)	(3,283)	(6,002)	(11,035)	-46%

Income from continuing operations before income tax	2,017	2,207	9,915	3,911	154%

Income taxes expenses	(1,232)	(1,889)	(642)	(2,296)	-72%
Net income attributable to non-controlling interest	125	95	273	225	21%

Net income from continuing operations	$660	$223	$9,000	$1,390	547%

Loss from discontinued operation	0	(312)	(515)	(862)	-40%

Net income (loss) attributable to Ultrapetrol (Bahamas) Ltd.	$660	$(89)	$8,485	$528	1507%

(1) Operations of our Passenger Business are presented as discontinued operations on a net of tax basis.

Revenues. Total revenues from our River Business increased by 73% from $19.8 million in the three months ended June 30, 2009, to $34.3 million in the same period of 2010. This $14.5 million increase results mainly from a 57% increase in tons carried, coupled with an increase in freight revenues of $4.4 million as a result of the fuel adjustment formula in our contracts of affreightments.

Total revenues from our River Business increased by 36% from $43.1 million in the six months ended June 30, 2009, to $58.5 million in the same period of 2010. This $15.4 million increase results mainly from a 18.3% increase in tons transported, coupled with an increase in freight revenues of $7.3 million as a result of the fuel adjustment formula in our contracts of affreightments; partially offset by a $1.6 million decrease in other river services revenue.

Total revenues from our Offshore Supply Business increased by 44% from $9.3 million in the three months ended June 30, 2009, to $13.4 million in the same period of 2010. This $4.1 million increase is primarily attributable to the $2.3 million generated by the entrance into operation of our UP Rubi with Petrobras which was delivered on August 7, 2009, to an increase in revenues of $1.3 million of our vessels UP Safira and UP Esmeralda, which were repositioned from the North Sea into Brazil at higher rates under long term charters with Petrobras and to a $0.5 million generated by the operation of our UP Agua-Marinha, UP Topazio, and UP Diamante under their new long-term Time Charters with Petrobras in Brazil.

Total revenues from our Offshore Supply Business increased by 39% from $18.5 million in the six months ended June 30, 2009, to $25.6 million in the same period of 2010. This $7.1 million increase is primarily attributable to the $4.9 million generated by the entrance into operation of our UP Rubi with Petrobras which was under construction during the first half of 2009 and delivered in August 7, 2009, to the additional $1.8 million generated by the operation of our UP Agua-Marinha, UP Topazio and UP Diamante under their renewed long-term Time Charters with Petrobras in Brazil and to an increase in revenues of $1.0 million of our vessel UP Safira, which entered a long term charter with Petrobras in February 2010 after repositioning from the North Sea during the first quarter 2010; partially offset by a decrease in revenues of $0.6 million of our vessel UP Esmeralda, which suffered loss of operational days on account of its positioning from the North Sea to Brazil and time lost for its registration in Brazil prior to entering service under a long term charter with Petrobras in February 2010.

Total revenues from our Ocean Business decreased $12.8 million, from $25.7 million in the three months ended June 30, 2009, to $12.9 million in the same period of 2010, or a decrease of 50%. This decrease is mainly attributable to the sale of our Princess Susana on December 10, 2009, to the sale of our Princess Nadia on January 28, 2010, to the partial operation of our Princess Marisol which was sold on April 23, 2010, to the decrease in net settlements of the FFA positions accounted for as cash flow hedges of $5.7 million, and to decreases in revenues of our Princess Katherine on account of lower average Time Charter rates of the BCI in the three months ended June 30, 2010, of $38,267 per day as opposed to $47,385 per day for the same period in 2009, partially offset by the entry into operation of our new container vessel Asturiano.

Total revenues from our Ocean Business decreased $20.4 million, from $51.1 million in the six months ended June 30, 2009, to $30.7 million in the same period of 2010, or a decrease of 40%. This decrease is mainly attributable to the sale of our Princess Susana on December 10, 2009, to the sale of our Princess Nadia on January 28, 2010, to the partial operation of our Princess Marisol which was sold on April 23, 2010, and to the decrease in net settlements of the FFA positions accounted for as cash flow hedges of $14.5 million; partially offset by the entry into operation of the new owned container vessel Asturiano on May 21, 2010 and the bareboat chartered vessel Mediator I in April 2009 and to the $0.3 increase in revenues deriving from the full period operation of the Alejandrina in 2010, as opposed to five months in 2009 due to scheduled dry docking.

Voyage expenses. In the three months ended June 30, 2010, voyage expenses of our River Business were $12.4 million, as compared to $9.2 million for the same period of 2009, an increase of $3.2 million, or 35%. This increase is mainly attributable to higher fuel consumption consistent with the 57% increase in tons carried, coupled with an increase in fuel expenses due to higher fuel prices. Other port expenses also increased by 11% or $0.4 million mainly due to the increase in cargo carried.

In the six months ended June 30, 2010, voyage expenses of our River Business were $21.6 million, as compared to $19.0 million for the same period of 2009, an increase of $2.6 million, or 14%. This increase is mainly attributable to higher fuel consumption consistent with the 18.3% increase in tons carried, coupled with an increase in fuel expenses due to higher fuel prices; partially offset by a $0.5 million decrease in other port expenses mainly due to lower usage of owned port tugs during the first quarter 2010.

In the three months ended June 30, 2010, voyage expenses of our Offshore Supply Business were $0.7 million, as compared to $0.3 million in the same period of 2009. This increase of $0.4 million, or 133%, is primarily attributable to the $0.1 million generated by the entrance into operation of our UP Rubi and to an increase of $0.2 million in brokerage commissions expenses  of our UP Esmeralda and UP Safira due to higher revenues deriving from their long term Time Charter with Petrobras in Brazil.

In the six months ended June 30, 2010, voyage expenses of our Offshore Supply Business were $1.8 million, as compared to $0.7 million in the same period of 2009. This increase of $1.1 million, or 157%, is primarily attributable to the $0.2 million generated by the entrance into operation of our UP Rubi, to $0.2 million due to the positioning expenses of UP Esmeralda and UP Safira from the North Sea to Brazil and an increase of $0.5 million in brokerage commissions of our UP Esmeralda and UP Safira due to higher revenues deriving from their long term Time Charter with Petrobras.

In the three months ended June 30, 2010, voyage expenses of our Ocean Business were $2.1 million, as compared to $4.5 million for the same period of 2009, a decrease of $2.4 million, or 53%. This decrease is primarily attributable to a $2.6 million decrease in voyage expenses of our Princess Marisol and Princess Susana which were sold in April 2010 and December 2009 respectively. Partially offsetting this decrease are the voyage expenses deriving from the operation of  Asturiano, which commenced on May 21, 2010.

In the six months ended June 30, 2010, voyage expenses of our Ocean Business were $4.8 million, as compared to $7.8 million for the same period of 2009, a decrease of $3.0 million, or 38%. This decrease is primarily attributable to a $2.1 million decrease in voyage expenses of our Princess Marisol which was sold in April 2010, coupled with  a $2.3 million decrease in voyage expenses of our Princess Susana which was sold in December 2009; partially offset by a $0.7 million increase in the bunker cost of our Princess Katherine which operated under COA (where port expenses and bunker costs are for our account)  during the first quarter of 2010 as opposed to being employed under a time charter during the first quarter of 2009, a $0.8 increase in voyage expenses due to the entrance into operation of the container vessel Asturiano in May 2010, and a $0.5 million increase in the hire expense of Mediator I which was delivered to us under a bareboat charter in April 2009.

Running costs. In the three months ended June 30, 2010, running costs of our River Business were $8.4 million, as compared to $7.4 million in the same period of 2009, an increase of $1.0 million, or 14%. This increase in costs is mainly attributable to an increase in pushboat running costs consistent with the increase in the cargo carried during such period and an increase in barge maintenance costs.

In the six months ended June 30, 2010, running costs of our River Business were $14.8 million, as compared to $15.4 million in the same period of 2009, a decrease of $0.6 million, or 4%. This reduction in costs is mainly attributable to a decrease in pushboat running costs that resulted from a lesser number of pushboats in operation despite the increase in tons transported during the second quarter of 2010, partially offset by an increase in barge maintenance costs.

In the three months ended June 30, 2010, running costs of our Offshore Supply Business were $5.8 million, as compared to $3.7 million in the same period of 2009, an increase of $2.1 million, or 56%. This increase in running costs in the second quarter of 2010 is mainly attributable to a $1.1 million general increase in crew and maintenance costs associated with a larger number of vessels operating in Brazil coupled with an increase of $1.0 million corresponding to the full quarter of operation of our UP Rubi which was delivered on August 7, 2009.

In the six months ended June 30, 2010, running costs of our Offshore Supply Business were $12.2 million, as compared to $7.8 million in the same period of 2009, an increase of $4.4 million, or 56%. This increase in running costs in the first half of 2010 is mainly attributable to a $2.5 million general increase in crew and maintenance costs associated with a larger number of vessels operating in Brazil coupled with an increase of $1.9 million corresponding to the six-month operation of our UP Rubi which was delivered on August 7, 2009.

In the three months ended June 30, 2010, running costs of our Ocean Business were $6.8 million, as compared to $8.0 million in the same period of 2009, a decrease of $1.2 million, or 15%. This variation results mainly from a decrease of $2.1 million in running costs of our Capesize vessels Princess Susana and Princess Nadia which were sold during the last quarter of 2009 and the first quarter of 2010, respectively; partially offset by a $0.2 million increase in costs of the Mediator I which started operations in April 2009, and by $0.7 million increase in running costs due to the operation of our new container vessel, Asturiano.

In the six months ended June 30, 2010, running costs of our Ocean Business were $14.3 million, as compared to $16.1 million in the same period of 2009, a decrease of $1.8 million, or 11%. This variation results mainly from a decrease of $4.0 million in running costs of our Capesize vessels Princess Susana, Princess Marisol and Princess Nadia which were sold in December 2009, and January and April 2010 respectively; partially offset by a $0.9 million increase in costs of our Mediator I which did not operate in the first quarter of 2009, by $0.7 million increase in crew and maintenance costs of our Princess Katherine, Miranda I and Alejandrina and by a $0.6 million increase in running costs of the Asturiano which was not  in operation in 2009.

Amortization of dry dock and intangible assets. Amortization of drydocking and intangible assets in the three months ended June 30, 2010, were $1.0 million, as compared to $1.1 million for the same period of 2009, a decrease of $0.1 million, or 9%. This decrease is primarily attributable to the elimination of the  amortization of drydock of $0.2 million on the recently sold Capesize vessels Princess Susana and Princess Nadia.

Amortization of dry dock and intangible assets in the six months ended June 30, 2010, were $1.9 million, as compared to $2.2 million for the same period of 2009, a decrease of $0.3 million, or 14%. This decrease is primarily attributable to a reduced level of amortization of drydock of $0.5 million on the recently sold Capesize vessels Princess Susana and Princess Nadia; partially offset by a $0.2 million increased level of amortization of drydock of our dry barges.

Depreciation of vessels and equipment. Depreciation decreased by $2.0 million, or 22%, to $7.2 million in the three months ended June 30, 2010, as compared to $9.2 million in the same period of 2009. This decrease is primarily attributable to a $2.9 million lower depreciation of our vessel Princess Marisol, coupled with the sale of our Capesize vessels Princess Susana and Princess Nadia which translated into a $0.5 million decrease in depreciation; partially offset by a $0.5 million increase in depreciation associated to the start of operation of our new shipyard at Punta Alvear, by a $0.3 million increase related to the start of operations of our UP Rubi in August 2009, a $0.2 million increase due to the start of operations of our container vessel Asturiano delivered on April 16, 2010, and a $0.2 million increase in our dry barge depreciation associated to the barge enlargement program and the steel replacement program on our River Business.

Depreciation of vessels and equipment decreased by $3.1 million, or 17%, to $15.0 million in the six months ended June 30, 2010, as compared to $18.1 million in the same period of 2009. This decrease is primarily attributable to a $4.7 million lower depreciation of our vessel Princess Marisol, coupled with the sale of our Capesize vessels Princess Susana and Princess Nadia which translated into a $1.0 million decrease in depreciation; partially offset by a $0.9 million increase in depreciation associated to the start of operation of our new shipyard at Punta Alvear, by a $0.6 million increase related to the start of operations of our UP Rubi on August 2009, a 0.2 million increase due to the start of operations of our container vessel Asturiano delivered on April 16, 2010, a $0.2 million increase in the depreciation of our Oil/Product Tanker Amadeo, and a $0.4 million increase in our dry barge depreciation on our River Business.

Administrative and commercial expenses. Administrative and commercial expenses were $6.7 million in the three months ended June 30, 2010, as compared to $6.1 million in the same period of 2009, resulting in an increase of $0.6 million or 10%. This increase is mainly associated with $0.4 million increase in taxes and fees on our Offshore Supply and Ocean segments, coupled with a $0.1 million increase in other administrative expenses on our River Business.

Administrative and commercial expenses were $12.9 million in the six months ended June 30, 2010, as compared to $11.6 million in the same period of 2009, resulting in an increase of $1.3 million or 11%. This increase is mainly associated with $0.5 million increase in legal and other fees and $0.2 million increase in taxes on our Offshore Supply and Ocean segments, coupled with a $0.3 million increase in office rent expenses and $0.2 million increase in wages.

Other operating income. No significant changes occurred during the three months ended June 30, 2010.

Other operating income was $0.5 million in the six months ended June 30, 2010, as compared to other operating income of $1.0 million in the same period of 2009. This decrease of $0.5 million is mainly explained by an income of $1.2 million related to delay and loss of hire insurance of our Princess Susana that took place in the first half of 2009; partially offset by a $0.6 million increase resulting from the insurance proceeds which compensated for time lost of our UP Esmeralda for the six month period ended June 30, 2010.

Operating profit. Operating profit for the three months ended June 30, 2010, was $9.6 million, an increase of $4.1 million, or 75%, from $5.5 million for the same period of 2009. This increase is mainly attributable to a $9.2 million increase in our River Business operating profit from a loss of $2.8 million in the second quarter of 2009 to a profit of $6.5 million in the same period of 2010, and to a $1.2 million increase in Offshore Supply Business operating profit from $2.3 million in the second quarter of 2009 to $3.5 million in the same period of 2010; partially offset by a decrease of $6.3 million in Ocean Business operating profit from a $5.9 million operating income in the second quarter of 2009 to a $0.4 million operating loss for the same period of 2010.

Operating profit for the six months ended June 30, 2010, was $15.9 million, an increase of $1.0 million, or 7%, from $14.9 million for the same period of  2009. This increase is mainly attributable to an $11.6 million increase in our River Business operating profit from a $3.2 million loss in the first six months of 2009 to $8.4 million profit in the same period of 2010, and to a $0.8 million increase in Offshore Supply Business operating profit from $4.4 million in the first six months of 2009 to $5.2 million in the same period of 2010; partially offset by a decrease of $11.5 million in Ocean Business operating profit from a $13.7 million operating income in the first six months of 2009 to a $2.2 million operating profit for the same period of 2010.

Financial expense and other financial expenses. Financial expense and other financial expenses increased to $7.5 million in the three months ended June 30, 2010, as compared to $3.3 million in the same period of 2009, a $4.2 million increase. This increase is mainly attributable to exchange rate fluctuations of foreign currencies against the U.S. dollar in the second  quarter of 2010 as compared to the same period of 2009, coupled with a quarter to quarter increase in interest rates.

Financial expense and other financial expenses increased to $15 million in the six months ended June 30, 2010, as compared to $11 million in the same period of 2009, a $4 million increase. This increase is mainly attributable to exchange rate fluctuations of foreign currencies against the U.S. dollar in the first semester of 2010 as compared to the same period of 2009.

Financial income. Financial income in the three months ended June 30, 2010, remained unchanged at $0.1 million when compared to the same period of 2009.

Financial income in the six months ended June 30, 2010, remained unchanged at $0.2 million when compared to the same period of 2009.

Gains on derivatives. Gain on derivative instruments increased to $0.3 million in the three months ended June 30, 2010, from $0.04 million in the same period of 2009. This increase is primarily attributable to changes in the fair value of our FFAs which did not qualify as hedge for accounting purposes in the second quarter of 2010 as opposed to the second quarter 2009, in which all FFA's qualified as hedge accounting.

Gain on derivative instruments increased to $9.4 million in the six months ended June 30, 2010, from $0.1 million in the same period of 2009. This increase was primarily attributable to a $9.0 million gain on FFAs related to the closing-out of the positions used to cover our Capesize Princess Marisol.

Income taxes expenses. The income tax expense for the three months ended June 30, 2010, was $1.2 million, compared to an expense of $1.9 million in the same period of 2009. This $0.7 million decrease of the income tax expense is mainly attributable to a partial reversal of the deferred tax provision for unrealized exchange differences in our Brazilian subsidiary due to the devaluation of the Brazilian real, partially offset by the income tax expense of our Offshore Business deriving from the entrance into operation of all PSV in the Brazilian market as opposed to only three during the second quarter 2009, and the income tax expense of our River Business operations.

The income tax expense for the six months ended June 30, 2010, was $0.6 million, compared to an expense of $2.3 million in the same period of 2009. This $1.7 million decrease of the income tax expense is mainly attributable to a partial reversal of the deferred tax provision for unrealized exchange differences in our Brazilian subsidiary due to the devaluation of the Brazilian real, and the income tax benefit of one of our Argentinean subsidiaries, partially offset by the income tax expense of our Offshore Business deriving from the entrance into operation of  six PSV's in the Brazilian market as opposed to only three during the first semester 2009, and the income tax expense of our River Business operations.

Liquidity and Capital Resources

We are a holding company and operate in a capital-intensive industry requiring substantial ongoing investments in revenue producing assets. Our subsidiaries have historically funded their vessel acquisitions through a combination of bank debt, shareholder loans, cash flow from operations and equity contributions.

The ability of our subsidiaries to make distributions to us may be subject to, among other things, restrictions under our credit facilities and applicable laws of the jurisdictions of their incorporation or organization.

As of June 30, 2010, we had aggregate indebtedness of $400.2 million, consisting of $180.0 million aggregate principal amount of our Senior Notes due 2014, indebtedness of our subsidiary UP Offshore Apoio Maritimo Ltda. of $27.7 million under a senior loan facility with DVB Bank AG ("DVB") of $9.1 million and $18.6 million under a loan facility with BNDES, indebtedness of our subsidiary UP Offshore (Bahamas) Ltd. of $62,7 million under two senior loan facilities with DVB, indebtedness of our subsidiary Ingatestone Holdings Inc. of $24.2 million under a senior loan facility with DVB and Natixis as co-lenders, indebtedness of our subsidiary Stanyan Shipping Inc. of $10.7 million under a senior loan facility with Natixis, indebtedness of our subsidiary Hallandale Commercial Corp. of $10.0 million under a senior loan facility with Nordea Bank, indebtedness of the Company of $10.0 million under a revolving credit line with Banco BICE, indebtedness of our subsidiaries UABL Barges (Panama) Inc., Marine Financial Investment Corp., Eastham Barges Inc. and UABL Paraguay S.A. of $60.0 million in the aggregate under two senior loan facilities with International Finance Corporation, indebtedness of our subsidiary UABL Paraguay S.A. of $15.0 million under a senior loan facility with the OPEC Fund for International Development, and total accrued interest of $2.1 million.

As of June 30, 2010, we had cash and cash equivalents on hand of $46.0 million.

Operating Activities

In the six months ended June 30, 2010, we generated $14.8 million in cash flow from continuing operations compared to $18.6 million in the same period of 2009. Net income attributable to Ultrapetrol (Bahamas) Limited for the  six months ended June 30, 2010 was $8.5 million as compared to $0.5 million in the six months ended June 30, 2009, an increase of $8 million.

Total cash flow from operating activities decreased by $6.2 million to $12.8 million in the first half of 2010 from $19.0 million in that same period of 2009. This decrease in cash flow from operations is mainly attributable to a decline of $15.6 million in our Ocean Business Gross Profit Contribution (defined as hire or freight revenues minus voyage expenses and running costs, or "GPC") from $27.2 million in the six months ended June 30, 2009 to $11.5 million for the same period in 2010. Our River Business GPC increased by $13.3 million when compared to the same period of 2009. The GPC of our Offshore Supply Business increased by $1.8 million from $9.9 million in the six month ended June 30, 2009 to $11.7 million in the first half of 2010. Another contributing factor to the decrease in cash flow from operations is a $1.7 million increase in dry docking expenditures.

Investing Activities

During the  six months ended June 30, 2010, we disbursed $2.1 million in the construction of our new pushboat Zonda I, $1.9 million in the construction of our pushboat Pampero I, $7.4 million in the construction of new barges at Punta Alvear, $4.7 million in our barge re-bottoming program and $9.2 million in the re-engining and re-powering program, in our River Business; and $12.4 million on the acquisition of the Frisian Commander, renamed Asturiano, together with $0.9 million invested in the purchase of containers to be used in its operation, in our Ocean Business.

Financing Activities

Cash flow used in Financing Activities decreased $21.3 million from $27.1 million in the six months ended June 30, 2009, to $5.8 million in the same period of 2010. This decrease of $21.3 million is mainly attributable to a $22.9 million decrease associated with an early repayment of our $25.0 million loan with Banco BICE in the first half of 2009, a decrease of $1.9 million in scheduled repayments, slightly offset by a $3.5 million decrease in proceeds received in the first quarter of 2009 from our DVB/Natixis loan.

Future Capital Requirements

Our near-term cash requirements are related primarily to funding operations, constructing new vessels, potentially acquiring other assets including second-hand ocean vessels, repairing some of our barges, funding the construction of barges in our new shipyard at Punta Alvear, and replacing the engines in our line pushboats with new engines that burn less expensive heavy fuel oil. We currently estimate that the construction of new vessels that are currently on order in India will require additional funds of approximately $39.6 million, a portion of which will be financed with part of the undrawn proceeds committed under the DVB / Natixis loan facility. We estimate that the cost of new barge construction for the next twelve months at our new yard will be approximately $19.9 million and in the next twelve months the cost of the engines corresponding to the re-engining program of  our line pushboats will be in the order of $6.2 million. Additionally, we estimate that funds to be paid in connection with the construction of our PSVs in China will amount to $10.5 million.  We may order additional vessels and or incur other capital expenditures which are not discussed above or contemplated at this time. The funds will be disbursed at various times over the next few years and, accordingly, are subject to significant uncertainty. The financing facilities that we have in place to cover these disbursements may not be available at the time of the respective disbursements. We may in the future incur indebtedness to fund some of our other initiatives, which we are currently funding through our cash flow from operations. We cannot provide assurance that our actual cash requirements will not be greater than we currently expect. If we cannot generate sufficient cash flow from operations, we may obtain additional sources of funding through capital market transactions, although it is possible these sources will not be available to us.

Supplemental Information

The following tables reconcile our EBITDA as defined in the Notes due 2014 and our Adjusted Consolidated EBITDA to our cash flow for the six months ended June 30, 2010 and 2009.

	Six Months Ended June 30,
($000)	2010	2009
Total cash flows from operating activities	12,798	19,005
Total cash flows provided by (used in) investing activities	(14,244)	(40,380)
Total cash flows (used in) financing activities	(5,787)	(27,077)

Net cash provided by operating activities from continuing operations	14,758	18,599
Net cash (used in) provided by operating activities from discontinued operations	(1,960)	406
Total cash flows from operating activities	12,798	19,005

Plus

Adjustments from continuing operations

Increase / decrease in operating assets and liabilities	(129)	2,733
Expenditure for dry docking	4,222	2,464
Income taxes	642	2,296
Financial expenses	12,418	12,030
(Gain) on disposal of assets	(314)	-
Net income attributable to non-controlling interest	(273)	(225)
Adjustment attributable to UP Offshore declassification(1)	(9,419)	-
Gains on derivatives, net	9,369	-
Non-cash gain on FFAs	(7,883)	-
Other adjustments	(1,689)	(2,078)

Adjustments from discontinued operations

Increase / decrease in operating assets and liabilities	1,445	(1,268)
Financial expenses	5	4
Other adjustments	-	-

EBITDA as defined in the Notes due 2014 from continuing operations	21,702	35,819
EBITDA as defined in the Notes due 2014 from discontinued operations	(510)	(858)
Consolidated EBITDA as defined in the Notes due 2014	21,192	34,961

Plus
Adjustment attributable to UP Offshore declassification	$9,419	-
Non-cash gain on FFAs	7,883	185
Unrealized non-cash gain on FFAs	(1,250)	-
Adjusted Consolidated EBITDA	$37,244	$35,146

(1) As of September 30, 2009, our Board of Directors, declassified UP Offshore (Bahamas) Limited as a restricted subsidiary under the terms of the Indenture.

The following tables reconcile our Adjusted Consolidated  EBITDA to our segment operating profit for the six months ended June 30, 2010 and 2009, on a consolidated and a per segment basis:

($000)	Six Months Ended June 30, 2010
	River	Offshore Supply	Ocean	TOTAL

Segment operating profit	$8,432	$5,244	$2,241	$15,917
Depreciation and amortization	8,277	3,360	5,307	16,944
Investment in affiliates / Net income attributable to non-controlling interest in subsidiaries	(132)	(273)	(23)	(428)
Gains on derivatives, net	-	-	9,369	9,369
Other net	(445)	3	(9)	(451)
Unrealized non cash gains on FFAs	-	-	(1,250)	(1,250)

Segment Adjusted EBITDA	$16,132	$8,334	$15,635	$40,101

Items not included in Segment Adjusted EBITDA
Financial income				203
Other financial expenses				(2,550)

Adjusted Consolidated EBITDA from continuing operations				$37,754
Adjusted Consolidated EBITDA from discontinued operations				$(510)

Adjusted Consolidated EBITDA				$37,244

($000)	Six Months Ended June 30, 2009
	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$(3,186)	$4,384	$13,748	$14,946
Depreciation and amortization	6,774	2,697	10,817	20,288
Investment in affiliates / Net loss attributable to non-controlling interest in subsidiaries	(7)	(225)	27	(205)
Gains on derivatives, net	-	115	-	115
Other net	(418)	(11)	27	(402)

Segment Adjusted EBITDA	$3,163	$6,960	$24,619	$34,742

Items not included in Segment Adjusted EBITDA
Financial income				218
Other financial expenses				1,044

Adjusted Consolidated EBITDA from continuing operations				$36,004
Adjusted Consolidated EBITDA from discontinued operations				$(858)

Adjusted Consolidated EBITDA				$35,14	6

The use of the terms "EBITDA as defined in the Notes due 2014" and "Adjusted Consolidated EBITDA" in the current filing rather than EBITDA as has been used in previous filings, is responsive to the US Securities and Exchange Commission Release No. 34-47226 wherefrom if the measurement being used excludes "non-cash charges" or other similar concepts other than strictly interest, taxes, depreciation and amortization, or were otherwise to depart from the definition of EBITDA as included in the aforementioned release, it should be called "EBITDA as defined in the Notes due 2014" and "Adjusted Consolidated EBITDA" rather than EBITDA.

EBITDA as defined in the Notes due 2014 consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt, premium paid for redemption of preferred shares and certain non-cash charges (including for instance losses on write-downs of vessels). The calculation of EBITDA as defined in the Notes due 2014 excludes from all items those amounts corresponding to unrestricted subsidiaries under the Indenture governing the Company's 9% First Preferred Ship Mortgage Notes due 2014 (the "Indenture") from the time of designation as such. We have provided EBITDA as defined in the Notes due 2014 in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness and it is a required disclosure to comply with a covenant contained in such Indenture. Adjusted Consolidated EBITDA in this filing represents EBITDA as defined in the Notes due 2014 plus EBITDA corresponding to unrestricted subsidiaries designated as such under the terms of the Indenture and other adjustments related to our FFAs. We do not intend for EBITDA as defined in the Notes due 2014 nor Adjusted Consolidated EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA are available for management's discretionary use. Both EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of our results as reported. These limitations include, among others, the following:

•	EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments,

•	EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not reflect changes in, or cash requirements for, our working capital needs,

•	EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not include income taxes, which are a necessary and ongoing cost of our operations,

•
EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts,

•
EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not reflect the amortization of dry docking, or the cash requirements necessary to fund the required dry docks of our vessels,

•
Although depreciation is a non-cash charge, the assets being depreciated will often have to be replaced in the future, and EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not, therefore, reflect any cash requirements for such replacements, and

•	EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA can be affected by the lease rather than purchase of fixed assets.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES Condensed Consolidated Financial Statements at June 30, 2010

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

TABLE OF CONTENTS TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS	PAGE

• Condensed consolidated financial statements

– Condensed consolidated balance sheets at June 30, 2010 (unaudited) and December 31, 2009	- F-1 -

– Condensed consolidated statements of income for the six-month periods ended June 30, 2010 and 2009 (unaudited)	- F-2 -

– Condensed consolidated statements of changes in shareholders' equity for the six-month periods ended June 30, 2010 and 2009 (unaudited)	- F-3 -

– Condensed consolidated statements of cash flows for the six-month periods ended June 30, 2010 and 2009 (unaudited)	- F-4 -

– Notes to condensed consolidated financial statements	- F-5 -

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(Stated in thousands of U.S. dollars, except par value and share amounts)

	At June 30, 2010 (Unaudited)	At December 31, 2009
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$45,968	$53,201
Restricted cash	1,661	1,658
Accounts receivable, net of allowance for doubtful accounts of $270 and $411 in 2010 and 2009, respectively	20,910	16,402
Operating supplies	3,853	3,743
Prepaid expenses	4,464	4,210
Receivables from derivative instruments	10,643	16,885
Other receivables	19,181	15,547
Other current assets	649	2,684
Total current assets	107,329	114,330
NONCURRENT ASSETS

Other receivables	16,269	16,256
Restricted cash	1,181	1,181
Vessels and equipment, net	574,549	571,478
Dry dock	6,062	5,281
Investment in affiliates	1,632	1,787
Intangible assets	1,238	1,456
Goodwill	5,015	5,015
Other noncurrent assets	7,920	8,390
Deferred income tax assets	7,997	7,760
Total noncurrent assets	621,863	618,604
Total assets	$729,192	$732,934

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Accounts payable	$18,853	$13,707
Accrued interest	2,062	2,008
Current portion of long-term financial debt	21,428	21,286
Other current liabilities	9,777	8,977
Total current liabilities	52,120	45,978
NONCURRENT LIABILITIES

Long-term financial debt	378,736	384,245
Deferred income tax liabilities	12,265	13,033
Other noncurrent liabilities	1,729	1,095
Total noncurrent liabilities	392,730	398,373
Total liabilities	444,850	444,351

EQUITY
Common stock, $.01 par value: 100,000,000 authorized shares; 29,943,653 shares outstanding	338	338
Additional paid-in capital	270,658	269,958
Treasury stock 3,923,094 shares at cost	(19,488)	(19,488)
Accumulated earnings	25,842	17,357
Accumulated other comprehensive income	1,839	15,538
Total Ultrapetrol (Bahamas) Limited stockholders equity	279,189	283,703

Noncontrolling interests	5,153	4,880
Total equity	284,342	288,583
Total liabilities and equity	$729,192	$732,934

The accompanying notes are an integral part of
these unaudited condensed consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(Stated in thousands of U.S. dollars, except share and per share data)

	For the six-month periods ended June 30,
	2010	2009

REVENUES	$114,837	$112,697

OPERATING EXPENSES

Voyage expenses	(28,231)	(27,551)
Running costs	(41,323)	(39,257)
Amortization of dry docking	(1,695)	(1,855)
Depreciation of vessels and equipment	(15,031)	(18,063)
Amortization of intangible assets	(218)	(370)
Administrative and commercial expenses	(12,935)	(11,616)
Other operating income, net	513	961
	(98,920)	(97,751)
Operating profit	15,917	14,946

OTHER INCOME (EXPENSES)

Financial expense	(12,418)	(12,030)
Other financial (expense) income	(2,550)	1,044
Financial income	203	218
Gains on derivatives, net	9,369	115
Investment in affiliates	(155)	20
Other, net	(451)	(402)
Total other (expenses)	(6,002)	(11,035)

Income from continuing operations before income taxes	9,915	3,911

Income taxes	(642)	(2,296)
Income from continuing operations	9,273	1,615

Loss from discontinued operations	(515)	(862)
Net income	8,758	753

Net income attributable to noncontrolling interests	273	225
Net income attributable to Ultrapetrol (Bahamas) Limited	$8,485	$528

Amounts attributable to Ultrapetrol (Bahamas) Limited:
Income from continuing operations	$9,000	$1,390
Loss from discontinued operations	(515)	(862)
Net income attributable to Ultrapetrol (Bahamas) Limited	$8,485	$528

INCOME (LOSS) PER SHARE OF ULTRAPETROL (BAHAMAS) LIMITED - BASIC AND DILUTED:
From continuing operations	$0.31	$0.05
From discontinued operations	(0.02)	(0.03)
	$0.29	$0.02

Basic weighted average number of shares	29,519,936	29,404,285
Diluted weighted average number of shares	29,587,159	29,404,285

The accompanying notes are an integral part of
these unaudited condensed consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(UNAUDITED)
(Stated in thousands of U.S. dollars, except share data)

		Ultrapetrol (Bahamas) Limited stockholders' equity
Balance	Shares amount	Common stock	Additional paid-in capital	Treasury stock	Accumulated earnings	Accumulated other comprehensive income	Noncontrolling interest in subsidiaries	Total equity

December 31, 2008	29,519,936	$334	$268,425	$(19,488)	$57,195	$65,423	$4,970	$376,859

Compensation related to options and restricted stock granted	-	-	889	-	-	-	-	889

Comprehensive loss:
- Net income	-	-	-	-	528	-	225	753
- Effect of derivative financial instruments	-	-	-	-	-	(34,596)	-	(34,596)
Total comprehensive loss								(33,843)
June 30, 2009	29,519,936	$334	$269,314	$(19,488)	$57,723	$30,827	$5,195	$343,905

December 31, 2009	29,943,653	$338	$269,958	$(19,488)	$17,357	$15,538	$4,880	$288,583

Compensation related to restricted stock granted	-	-	700	-	-	-	-	700

Comprehensive loss:
- Net income	-	-	-	-	8,485	-	273	8,758
- Effect of derivative financial instruments	-	-	-	-	-	(13,699)	-	(13,699)
Total comprehensive loss								(4,941)
June 30, 2010	29,943,653	$338	$270,658	$(19,488)	$25,842	$1,839	$5,153	$284,342

The accompanying notes are an integral part of
these unaudited condensed consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
 (Stated in thousands of U.S. dollars)

	For the six-month periods ended June 30,
	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$8,758	$753

Adjustments to reconcile net income to net cash provided by operating activities:

Loss from discontinued operations	515	862
Depreciation of vessels and equipment	15,031	18,063
Amortization of dry docking	1,695	1,855
Expenditure for dry docking	(4,222)	(2,464)
Gains on derivatives, net	(9,369)	(115)
Amortization of intangible assets	218	370
Loss on sale of vessels, net	314	-
Share-based compensation	700	889
Debt issuance expense amortization	750	1,059
Net loss (gain) from investment in affiliates	155	(20)
Allowance for doubtful accounts	84	150
Cash settlements of FFAs	-	(70)

Changes in assets and liabilities:
Decrease (increase) in assets:
Accounts receivable	(4,592)	(4,979)
Other receivables, operating supplies and prepaid expenses	(3,247)	5,880
Other	2,226	1,195
Increase (decrease) in liabilities:
Accounts payable	5,205	(5,969)
Payable to related parties	296	78
Other	241	1,062
Net cash provided by operating activities from continuing operations	14,758	18,599

Net cash (used in) provided by operating activities from discontinued operations	(1,960)	406
Total cash flows provided by operating activities	12,798	19,005

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of vessels and equipment ($890 and $21,024 in 2010 and 2009 for vessels in construction)	(44,833)	(42,081)
Net decrease in funding cash collateral of FFAs	578	-
Cash settlements of FFAs	1,405	-
Proceeds from disposal of assets, net	26,656	-
Other	-	1,701
Net cash (used in) investing activities from continuing operations	(16,194)	(40,380)

Net cash provided by investing activities from discontinued operations	1,950	-
Total cash flows (used in) investing activities	(14,244)	(40,380)

CASH FLOWS FROM FINANCING ACTIVITIES

Scheduled repayments of long-term financial debt	(5,507)	(7,366)
Early repayments of long-term financial debt	-	(22,894)
Proceeds from long-term financial debt	-	3,450
Other	(280)	(267)
Net cash (used in) financing activities from continuing operations	(5,787)	(27,077)
Net (decrease) in cash and cash equivalents	(7,233)	(48,452)

Cash and cash equivalents at the beginning of year (including $304 and $2,546 related to discontinued operations)	$53,201	$105,859
Cash and cash equivalents at the end of period (including $294 and $308 related to discontinued operations)	$45,968	$57,407

The accompanying notes are an integral part of
these unaudited condensed consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of U.S. dollars, except per share data and otherwise indicated)
(Information pertaining to the six-month periods ended June 30, 2010 and 2009 is unaudited)

1.	NATURE OF OPERATIONS AND CORPORATE ORGANIZATION

Nature of operations

Ultrapetrol (Bahamas) Limited ("Ultrapetrol Bahamas", "Ultrapetrol", "the Company", "us" or "we") is a company organized and registered as a Bahamas Corporation since December 1997.

We are a shipping transportation company serving the marine transportation needs of our clients in the markets on which we focus.  We serve the shipping markets for grain, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market, through our operations in the following three segments of the marine transportation industry.  In our River Business we are an owner and operator of river barges and pushboats in the Hidrovia region of South America, a region of navigable waters on the Parana, Paraguay and Uruguay Rivers and part of the River Plate, which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina. In our Offshore Supply Business we own and operate vessels that provide logistical and transportation services for offshore petroleum exploration and production companies, in the North Sea and the coastal waters of Brazil.  In our Ocean Business, we are an owner and operator of oceangoing vessels that transport petroleum products and dry cargo.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of presentation and principles of consolidation

The unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") for interim financial information.  The consolidated balance sheet at December 31, 2009, has been derived from the audited financial statement at that date.  The unaudited condensed consolidated financial statements do not include all of the information and footnotes required by US GAAP for complete financial statements.  All adjustments which, in the opinion of the management of the Company, are considered necessary for a fair presentation of the results of operations for the periods shown are of a normal, recurring nature and have been reflected in the unaudited condensed consolidated financial statements.  The results of operations for the periods presented are not necessarily indicative of the results expected for the full fiscal year or for any future period.

The unaudited condensed consolidated financial statements include the accounts of the Company and its subsidiaries, both majority and wholly owned.  Significant intercompany accounts and transactions have been eliminated in this consolidation. Investments in 50% or less owned affiliates, in which the Company exercises significant influence, are accounted for by the equity method.

The Company uses the US dollar as its functional currency.  Receivables and payables denominated in foreign currencies are translated into US dollars at the rate of exchange at the balance sheet date, while revenues and expenses are translated using the average exchange rate for each month.  Certain subsidiaries enter into transactions denominated in currencies other than their functional currency.  Changes in currency exchange rates between the functional currency and the currency in which a transaction is denominated are included in the unaudited condensed consolidated statement of income in the period in which the currency exchange rate changes.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

b)	Earnings per share:

Basic net (loss) income per share is computed by dividing the net (loss) income by the weighted average number of common shares outstanding during the relevant periods net of shares held in treasury.  Diluted (loss) income per share reflects the potential dilution that could occur if securities or other contracts to issue common shares result in the issuance of such shares.  In determining dilutive shares for this purpose the Company assumes, through the application of the treasury stock method, all restricted stock grants have vested, all common shares have been issued pursuant to the exercise of all outstanding stock options and all common shares have been issued pursuant to the issuance of all outstanding warrants.

For the six-month periods ended June 30, 2010 and 2009, the Company excluded from the computation of diluted net income (loss) per share of Ultrapetrol (Bahamas) Limited 495,134 and 610,185 share awards, respectively, as the effect of their inclusion in the computation would have been antidilutive.

The following table sets forth the computation of basic and diluted net income (loss) per share of Ultrapetrol (Bahamas) Limited:

	For the six-month periods ended June 30,
	2010	2009

Income from continuing operations	$9,000	$1,390
(Loss) from discontinued operations	(515)	(862)
Net income attributable to Ultrapetrol (Bahamas) Limited	$8,485	$528

Basic weighted average number of shares	29,519,936	29,404,285

Effect on dilutive shares of restricted stock	67,223	-

Diluted weighted average number of shares	29,587,159	29,404,285

Basic and diluted net income (loss) per share of Ultrapetrol (Bahamas) Limited:
From continuing operations	$0.31	$0.05
From discontinued operations	(0.02)	(0.03)
	$0.29	$0.02

c)	Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity arising from non-owner sources.  Comprehensive income (loss) is reflected in the unaudited condensed consolidated statement of changes in shareholders' equity.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

The components of accumulated other comprehensive income (loss) in the condensed consolidated balance sheets were as follows:

	At June 30, 2010	At December 31, 2009

Unrealized gain on FFA	$2,080	$15,376

Unrealized gain on EURO hedge	157	162

Unrealized loss on interest rate collar	(398)	-
Unrealized gain on derivative financial instruments	$1,839	$15,538

The components of the change in the accumulated unrealized (losses) on derivative financial instruments were as follows:

	For the six-months period ended June 30,
	2010	2009
Reclassification adjustments for amounts included in net income:

- Revenues	$(5,350)	$(19,834)
- Gains on derivatives, net	(9,535)	-
- Voyage expenses	-	490
- Depreciation of vessels and equipment	(5)	(5)

Change in unrealized impact on:

- FFA	1,589	(15,247)
- Interest rate collar	(398)	-
	$(13,699)	$(34,596)

3.	VESSELS AND EQUIPMENT, NET

The capitalized cost of the vessels and equipment, and the related accumulated depreciation at June 30, 2010 and December 31, 2009 were as follows:

	At June 30, 2010	At December 31, 2009

Ocean-going vessels	$131,340	$165,111
River barges and pushboats	291,282	267,333
PSVs	143,883	143,565
Advances for PSV construction	98,764	97,874
Furniture and equipment	8,400	7,293
Building, land, operating base and shipyard	47,897	45,121
Advances to vendors	3,853	3,198
Total original book value	725,419	729,495
Accumulated depreciation	(150,870)	(158,017)
Net book value	$574,549	$571,478

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

As of June 30, 2010, the net book value of the assets pledged as a guarantee of our long term financial debt was $293,000.

-	Ocean Business

On December 18, 2009, we entered into a memorandum of agreement (MOA) to sell our Suezmax OBO vessel, Princess Nadia, for a total sale price of $14,112 net of commissions. She was delivered to her new owners on January 28, 2010, at which time Ultrapetrol recognized a gain on sale of vessel of $2,636.

On February 17, 2010 the Company signed an MOA to sell its vessel Princess Marisol for a total purchase price of $13,500, which was reduced to $12,544 net of commissions on April 22, 2010.  The vessel was delivered to her new owners on April 23, 2010. For the six-month period ended June 30, 2010, the Company recognized a loss on sale of vessel of $2,950.

As a result of this transaction, FFA positions maturing between May and December 2010 with notional amounts totaling $15,936 were no longer probable of occurring and thus no longer qualified as effective cash flow hedges.  The gain related to these positions reported in other comprehensive income was reclassified into gains on derivatives, net for the six-month period ended June 30, 2010.

On February 26, 2010, we entered into an MOA whereby we agreed to acquire a 2003-built container vessel, the Frisian Commander (renamed Asturiano), for a total purchase price of $12,400, out of which $11,160 was funded with the proceeds of the sale of the Princess Nadia.  The container vessel has a rated carrying capacity of 1,118 Twenty-foot Equivalent Units. The Company took delivery of the container vessel on April 16, 2010.

-	Offshore Supply Business

On December 21, 2007, UP Offshore (Bahamas) Ltd. (our holding company in the Offshore Supply Business) signed two contracts with a shipyard in China to construct two PSVs, with deliveries in 2010.  The price for each new PSV to be constructed in China is $26,400 to be paid in five installments of 20% of the contract price each, prior to delivery.  As of June 30, 2010, UP Offshore (Bahamas) Ltd. had paid installments on these contracts amounting $42,480 which are recorded as Advances for PSV construction.

On February 21 and June 13, 2007, UP Offshore (Bahamas) Ltd. (our holding company in the Offshore Supply Business) signed shipbuilding contracts with a shipyard in India for construction of four PSVs with a combined cost of $88,052 to be paid in five installments of 20%, with contracted deliveries in 2010 and 2011.  As of June 30, 2010, UP Offshore (Bahamas) Ltd. had paid installments on these contracts totaling $48,428, which are recorded as Advances for PSV construction.

As of June 30, 2010, the Company had remaining commitments of $49,944 on non-cancelable contracts for the construction of the aforementioned PSVs which are scheduled for delivery in 2010 and 2011.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

4.	LONG-TERM FINANCIAL DEBT

Balances of long-term financial debt at June 30, 2010 and December 31, 2009:

	Financial institution /		Nominal value
Borrower	Other	Due-year	Current	Noncurrent	Total

Ultrapetrol (Bahamas) Ltd.	Private Investors (Notes)	2014	$-	$180,000	$180,000
UP Offshore Apoio Maritimo Ltda.	DVB AG	Through 2016	900	8,200	9,100
UP Offshore (Bahamas) Ltd.	DVB AG	Through 2016	4,300	40,400	44,700
UP Offshore (Bahamas) Ltd.	DVB AG	Through 2017	2,000	16,000	18,000
Ingatestone Holdings Inc.	DVB AG + Natixis	Through 2019	250	23,900	24,150
UP Offshore Apoio Maritimo Ltda.	BNDES	Through 2027	1,110	17,483	18,593
Stanyan Shipping Inc.	Natixis	Through 2017	908	9,757	10,665
Ultrapetrol (Bahamas) Ltd.	BICE	2010	10,000	-	10,000
Hallandale Commercial Corp.	Nordea	Through 2013	1,960	7,996	9,956
UABL Paraguay S.A.	IFC	Through 2020	-	25,000	25,000
UABL Paraguay S.A.	OFID	Through 2020	-	15,000	15,000
UABL Barges and others	IFC	Through 2020	-	35,000	35,000
At June 30, 2010			$21,428	$378,736	$400,164
At December 31, 2009			$21,286	$384,245	$405,531

Revolving non-secured credit facility with Banco BICE

On October 12, 2007, Ultrapetrol (Bahamas) Ltd. Entered into a three-year, $10,000, revolving non-secured credit facility with Banco BICE which must be renewed quarterly.  Our obligations under this credit facility are guaranteed by three of our subsidiaries.  This loan bears interest at LIBOR plus 1.625% per annum.

This revolving non-secured credit facility contains certain customary covenants including: (i) a minimum equity of $160,000, (ii) a consolidated debt to equity ratio less than 1.5, (iii) a financial expense coverage ratio equal to or greater than 2.5 and, (iv) a ratio of consolidated debt to EBITDA equal to or less than 5.0.

At December 31, 2009, Ultrapetrol Bahamas Ltd. is in compliance with these covenants except for (iii) and (iv).  Consequently, on March 5, 2010 and August 5, 2010 Banco BICE waived the compliance for all calculation dates since December 31, 2009, up to and including October 12, 2010 (the maturity date of the credit facility) for these financial covenants.

As of June 30, 2010, we drew down $10,000 available under this revolving non-secured credit facility which was due on July 17, 2010.  The Company has renewed this loan until October 7, 2010.

5.	COMMITMENTS AND CONTINGENCIES

The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability.  While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs of such actions will have a material effect on the Company´s consolidated financial position or results of operations.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

a)	Paraguayan Customs Dispute

i)	UABL – Ciudad del Este Customs Authority

On September 21, 2005 the local Customs Authority of Ciudad del Este, Paraguay issued a finding that certain UABL entities owe taxes to that authority in the amount of $2,200, together with a fine for non-payment of the taxes in the same amount, in respect of certain operations of our River Business for the prior three-year period.  This matter was referred to the Central Customs Authority of Paraguay.  We believe that this finding is erroneous and UABL has formally replied to the Paraguayan Customs Authority contesting all of the allegations upon which the finding was based.

After review of the entire case the Paraguayan Central Tax Authorities who have jurisdiction over the matter have confirmed the Company has no liability in respect of two of the three matters at issue, while they held a dissenting view on the third issue.  Through a Resolution which was notified to UABL on October 13, 2006 the Paraguayan Undersecretary for Taxation has confirmed that, in his opinion, the Company is liable for a total of approximately $500 and has applied a fine of 100% of this amount.  On November 24, 2006, the court confirmed that UABL is not liable for the first two issues.  The Company has entered a plea with the respective court contending the interpretation on the third issue where the Company claims to be equally non-liable.

On March 26, 2009, the Tax and Administrative Court decided that UABL was not liable for the third issue under discussion (the tax base used by UABL's entities to calculate the applicable withholding tax). On April 2, 2009, the Paraguayan Tax Authorities appealed the Tax and Administrative Courts decision. The Paraguayan Supreme Court has already reviewed the case and its judgment is expected during the course of 2010. In parallel with this ruling the Office of the Treasury Attorney has initiated an action to review certain aspects of the case on the grounds that the Paraguay Customs Department did not represent the interests of Paraguay.

We have been advised by UABL´s counsel in the case that they believe that there is only a remote possibility that a court would find UABL liable for any these taxes or fines.

ii)	UABL Paraguay S.A. - Paraguayan Customs Asuncion

On April 7, 2009, the Paraguayan Customs in Asuncion commenced administrative proceedings against UABL Paraguay S.A. alleging infringement of Customs regulations (smuggling) due to lack of submission of import clearance documents in Paraguay for some bunkers purchased between January 9, 2007 and December 23, 2008 from YPF-Repsol S.A. in Argentina.  Since those bunkers were purchased for consumption on board pushboats, UABL Paraguay S.A. submitted a defense on April 23, 2009, requesting the closing of those proceedings based on the non-infringement of Customs regulations; however the proceedings were not closed. On August 21, 2009, as part of the evidence to be rendered in the Customs proceedings UABL Paraguay S.A. submitted a technical report of the Paraguayan Coast Guard stating that all parcels of bunkers purchased by UABL Paraguay S.A. from YPF-Repsol S.A. were consumed onboard the push boats.  We have been advised that the Paraguayan Customs in Ciudad del Este also commenced administrative proceedings against UABL Paraguay S.A. for the same reasons as the Customs in Asuncion; however those proceedings have been suspended. Customs Authorities have appraised the bunkers and determined the corresponding import tax and fine to be $2,000.  On March 22, 2010 the Customs in Asuncion issued their ruling on the matter imposing a fine of Gs. 54.723.820 (approximately $ 12), and UABL Paraguay S.A. will be paying the fine with the aim to end these proceedings. In parallel with this ruling the denouncing parties in Ciudad del Este have submitted remedies against the decision of Customs in Asuncion arguing that such ruling was taken without bringing both dossiers together.  Our local counsel has recently advised that the Director of Customs in Asuncion decided to render null the ruling dated March 22, 2010 and ordered evidence to be filed in respect of years 2003 to 2006 before issuing the final ruling. Our local counsel is of the opinion that remedies will be rejected and therefore that there is only a remote possibility that UABL Paraguay S.A. will finally be found liable for any such taxes or fines and / or that these proceedings will have financial material adverse impact on the financial position or results of the Company.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

iii)	Oceanpar S.A. & UABL Paraguay S.A. - Paraguayan Ministry of Public Works

On July 22, 2009, we learned of an ongoing investigation in connection with the registration of barges and pushboats in Paraguay.  We have learned that in April 2009, the Paraguayan Ministry of Public Works and Communications and the National Merchant Marine of Paraguay, submitted a complaint before the Public Prosecutor alleging that Oceanpar S.A. and UABL Paraguay S.A. used forged documents to obtain authorizations to flag 30 barges and to lease 252 barges, respectively.  Without recognition of any liability and in order to simplify the process, it was decided to accept certain of the alleged facts.  On October 5, 2009, the proceedings were suspended by the Court subject to complying with certain obligations within 1 year, including to regularize before the National Merchant Marine of Paraguay some administrative documentation corresponding to the vessels under investigation.  Although the Court decided to suspend the proceedings, on October 9, 2009, we submitted a request to the court in order to clarify its resolution since some statements did not correspond with ours.  On October 12, 2009 the Court issued the clarification resolution.  In the opinion of our local counsel the clarification issued by the Court was favorable.  The file was sent to the Enforcing Court, and the judge preliminary ruled that Oceanpar S.A. and UABL Paraguay S.A. had complied with the conditions imposed by the Ruling Court including the regularization of the documentation of the barges with the National Merchant Marine of Paraguay. The proceedings will remain open until October 2010 when the Ruling Court will review if all conditions have been complied with and will issue its final ruling. We have sought the advice of our local counsel which has advised that both UABL Paraguay S.A. and Oceanpar S.A. have duly complied with their obligations under the law and consequently he believes that there is only a remote possibility that this investigation will have any material adverse impact on the financial position or results of the Company.

b)	UABL International S.A. - Bolivian Tax Authority

On November 3, 2006 and April 25, 2007, the Bolivian Tax Authority (Departamento de Inteligencia Fiscal de la Gerencia Nacional de Fiscalización) issued a notice informing that UABL International S.A. (a Panamanian subsidiary of the Company in the River Business) would owe taxes to that authority in the amount of $2,949 (including interest and fines).  On June 18, 2007 our legal counsel in Bolivia submitted points of defense to the Bolivian tax authorities.

On August 27, 2007 the Bolivian tax authorities gave notice of a resolution determining the taxes (value added tax, transactions tax and income tax) that UABL International S.A. would owe to them in the amount of approximately $6,100 (including interest and fines).  On October 10, 2007, our legal counsel in Bolivia gave notice to the Bolivian tax authorities of the lawsuit commenced by UABL International S.A. to refute the resolution above mentioned.

On June 26, 2008, the judge ordered a preemptive embargo against all barges owned by UABL International S.A. that may be registered in the International Bolivian Registry of Ships ("RIBB" for its Spanish acronym). Moreover, UABL International S.A. challenged the judge's decision to place the embargo, but our local attorneys have recently advised that although it has not been notified yet the higher court has also reconfirmed the preemptive embargo as the lower court did on November 15, 2008.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

According to Company's local counsel this preemptive embargo under Bolivian law has no effect over the Company's right to use its assets nor does it have any implication over the final decision of the court, the substance of the matter and in this case it is ineffective since no significant assets of UABL International S.A. are registered in the RIBB.

On August 30, 2008 both parties submitted their arguments to the judge, who is in a position to pass sentence. On August 12, 2009 UABL was served with the judgment of the Bolivian court deciding in favor of the Bolivian tax authorities. On August 22, 2009 UABL submitted an appeal of the lower court judgment to which Bolivian tax authorities have contested. The parties now await the decision by the court of appeal. We have been advised by our local counsel that there is only a remote possibility that UABL International S.A. would finally be found liable for any of these taxes or fines and / or that these proceedings will have a material adverse impact on the financial position or results of the Company.

6.	FINANCIAL INSTRUMENTS

The fair value of an asset or liability is the price that would be received to sell an asset or transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company utilizes a fair value hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value and defines three levels of inputs that may be used to measure fair value. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs derived from observable market data. Level 3 inputs are unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.

The Company's assets and liabilities as of June 30, 2010 that are measured at fair value on a recurring basis are summarized below:

	Level 1	Level 2	Level 3

Current assets:
– Freight Forward Agreements	$-	$10,643	$-

Noncurrent assets:
– Interest rate collar	-	847	-

Current liabilities:
– Freight Forward Agreements	-	599	-
– Interest rate collar	-	641	-

Noncurrent liabilities:
– Interest rate collar	-	604	-

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

The estimated fair value of the Company's other financial assets and liabilities as of June 30, 2010 were as follows:

	Carrying amount	Estimated fair value
ASSETS

Cash and cash equivalents	$45,968	$45,968
Restricted cash (current and non-current portion)	2,842	2,842

LIABILITIES

Long term financial debt (current and non-current portion – Note 4)	$400,164	$399,844

The carrying value of cash and cash equivalents and restricted cash is fair value. The fair value of long-term financial debt was estimated based upon quoted market prices or by using discounted cash flow analyses based on estimated current rates for similar types of arrangements.  Generally, the carrying value of variable interest rate debt, approximates fair value.  Considerable judgment was required in developing certain of the estimates of fair value and accordingly the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

7.	DERIVATIVE INSTRUMENTS AND HEDGING STRATEGIES

All of the Company's derivative positions are stated at fair value. Realized and unrealized gains and losses on derivatives not designated as hedges are reported in income as gains (losses) on derivatives, net.  Unrealized gains and losses on derivatives designated as cash flow hedges are reported as a component of other comprehensive income (loss) to the extent they are effective, and reclassified into earnings on the same line item associated with the hedged transaction and in the same period the hedged transaction affects earnings. Any ineffective portion of cash flow hedges is recognized immediately in income (loss).

Assets and liabilities arising from outstanding derivative positions are reported as current receivables from derivative instruments, other noncurrent receivables and other liabilities, as follows:

	At June 30, 2010
	Current receivables from derivative instruments	Other noncurrent receivables	Other current liabilities	Other noncurrent liabilities

Derivatives not designated as hedging instruments
Freight Forward Agreements	$10,643	$-	$599	$-

Derivatives designated as hedging instruments
Interest rate collar	-	847	641	604
	$10,643	$847	$1,240	$604

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

	At December 31, 2009
	Current receivables from derivative instruments	Current other liabilities

Derivatives designated as hedging instruments
Freight Forward Agreements	$16,885	$1,509
	$16,885	$1,509

At June 30, 2010, the Company does not offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateraI. The amounts of collateral to be posted are defined in the terms of respective master agreements executed with a clearing house.  At June 30, 2010 and December 31, 2009, the Company maintained the right to reclaim cash collateraI of $1,493 and $2,071, respectively, which is included in "Other receivables" in the current assets.

The Company evaluates the risk of counterparty default by monitoring the financial condition of the financial institutions and counterparties involved, by primarily conducting business with large, well-established financial institutions and international traders, and diversifying its counterparties. The Company does not currently anticipate nonperformance by any of its counterparties.

CASH FLOW HEDGE

FFA

The Company enters into freight forward agreements (FFAs) either via a clearing house or over the counter with an objective to utilize them as hedging instruments that reduce its exposure to changes in the spot market rates earned by certain of its vessels in the normal course of its Ocean Business, the Capesize OBO fleet.  These FFAs involve a contract to provide a fixed number of theoretical days of voyages at fixed rates.  These contracts are net settled each month with the Company receiving a fixed rate per day and paying the average rate of the C4TC Index.  The FFAs are hedging the fluctuation in the revenues of the Capesize OBO fleet which are based on the C4TC Index.

At June 30, 2010 the outstanding FFAs entered by the Company were as follows:

Days		Rate received ($/day)	Rate paid ($/day)	Notional amount (in thousands)	Fair value Asset (Liability) (in thousands)	Settlement date

OTC contracts
184.0	(1)	83,000	C4TC	$15,272	$10,328	July to December 2010
90.0	(2)	30,000	C4TC	2,700	315	July to December 2010
					$10,643

Contracts via clearing house
138.0	(3)	C4TC	25,750 to 33,250	(4,251)	(599)	July to December 2010
					$(599)
(1)	Corresponds to each calendar month.
(2)	Corresponds to 15 days per month.
(3)	Corresponds to 32 days in July, 17 days in each August and September, and 24 days in each October, November and December.

During the six-month periods ended June 30, 2010 and 2009, the Company received net cash settlements for its FFAs positions of $6,755 and $19,834, respectively.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

As result of the sale of Princess Marisol described in note 3, FFA positions representing 192 days maturing between May and December 2010 with notional amounts totaling $15,936 were no longer probable of occurring and thus no longer qualified as effective cash flow hedges.  The Company executed derivatives instruments representing FFA positions for 178 days maturing between May and December 2010, to offset the FFA positions which previously aimed at hedging the market exposure of the Princess Marisol.

During the six-month period ended June 30, 2010, the Company recorded an aggregate net unrealized gain of $1,250 and a realized gain of $8,119, in connection with FFA positions, which are reflected in the Company´s condensed consolidated statements of income as Other income (expenses) - gains on derivatives, net.

INTEREST RATE COLLAR AGREEMENT

On May 7, 2010, through UABL Limited, our holding subsidiary in the River Business, we entered into an interest rate collar transaction with International Finance Corporation (IFC) through which we expect to hedge our exposure to interest volatility under our financings with IFC and OFID from June 2010 to June 2016.  The initial notional amount is $75,000 (subsequently adjusted in accordance with the amortization schedule under these financings), with UABL Limited being the USD Floor Rate seller at a floor strike rate of 1.69%, and IFC being the USD Cap Rate seller at a cap strike rate of 5.00%. This contract qualifies for hedge accounting and as such changes in its fair values are included in other comprehensive income (loss) in the unaudited condensed consolidated financial statements. The fair value of this agreement equates to the amount that would be paid by the Company if the agreement were cancelled at the reporting date, taking into account current interest rates and creditworthiness of the Company.

8.	INCOME TAXES

The Company operates through its subsidiaries, which are subject to several tax jurisdictions, as follows:

a)	Bahamas

The earnings from shipping operations were derived from sources outside the Bahamas and such earnings were not subject to Bahamian taxes.

b)	Panama

The earnings from shipping operations were derived from sources outside Panama and such earnings were not subject to Panamanian taxes.

c)	Paraguay

Our subsidiaries in Paraguay are subject to Paraguayan corporate income taxes.

d)	Argentina

Our subsidiaries in Argentina are subject to Argentine corporate income taxes.

In Argentina, the tax on minimum presumed income ("TOMPI"), supplements income tax since it applies a minimum tax on the potential income from certain income generating-assets at a 1% tax rate.  The Companies' tax obligation in any given year will be the higher of these two tax amounts.  However, if in any given tax year TOMPI exceeds income tax, such excess may be computed as payment on account of any excess of income tax over TOMPI that may arise in any of the ten following years.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

e)	Brazil

Our subsidiaries in Brazil are subject to Brazilian corporate income taxes.

UP Offshore Apoio Maritimo Ltda., has foreign currency exchange gains recognized for tax purposes only in the period its debt (including intercompany transactions) is extinguished.  A deferred income tax liability is recognized in the period the foreign currency exchange rate changes equal to the future taxable income at the applicable tax rate.

f)	Chile

Our subsidiary Corporación de Navegación Mundial S.A. (Cor.Na.Mu.S.A.) is subject to Chilean corporate income taxes.

g)	United Kingdom (UK)

Our subsidiary in the Offshore Supply Business, UP Offshore (UK) Limited, is not subject to corporate income tax in the United Kingdom, rather, it qualifies under UK tonnage tax rules and pays a flat rate based on the net tonnage of qualifying PSVs.

h)	United States of America (US)

Under the U.S. Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of our vessel owning or chartering subsidiaries attributable to transportation that begins or ends, but that does not both begin and end, in the U.S. is characterized as U.S. source shipping income.  Such income is subject to 4% U.S. federal income tax without allowance for deduction, unless our subsidiaries qualify for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

For the six-month periods ended June 30, 2010 and 2009 our subsidiaries did not derive any U.S. source shipping income.  Therefore our subsidiaries are not subject to any U.S. federal income taxes, except the ship management services provided by Ravenscroft.

9.	SHARE CAPITAL

Common shares and shareholders

On September 21, 2006, Inversiones Los Avellanos S.A., Hazels (Bahamas) Investments Inc. and Solimar Holdings Ltd. (collectively the "Original Shareholders") signed a second amended and restated shareholders agreement.  The shares held directly by our Original Shareholders expressly are entitled to seven votes per share and all other holders of our common stock are entitled to one vote per share.  The special voting rights of the Original Shareholders are not transferable, unless to another Original Shareholder.

At June 30, 2010, our shareholders Solimar Holdings Ltd., Inversiones Los Avellanos S.A. and Hazels (Bahamas) Investments Inc. (a wholly owned subsidiary of Inversiones Los Avellanos S.A.) hold 2,977,690, 4,735,517 and 150,878 shares, respectively, which represent 9.9%, 15.8% and 0.5% of the common stock, respectively.  The joint voting power for these shares represents 71.5% of the total voting power and is combined pursuant to an agreement between the Original Shareholders who have agreed to vote their respective shares together in all matters where a vote of UPB's shareholders is required.

On July 15, 2010, Solimar Holdings Ltd. sold to Hazels (Bahamas) Investments Inc. 2,977,690 shares of Ultrapetrol common stock.  After this transaction our shareholders Inversiones Los Avellanos S.A. and Hazels (Bahamas) Investments Inc. hold 4,735,517 and 3,128,568 shares, respectively, which represent 15.8% and 10.4% of the common stock, respectively, and jointly represents 71.5% of the total voting power.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

10.	BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION

The Company organizes its business and evaluates performance by its operating segments, Ocean, River and Offshore Supply Business.  The accounting policies of the reportable segments are the same as those for the unaudited condensed consolidated financial statements.  The Company does not have significant intersegment transactions.  These segments and their respective operations are as follows:

River Business:  In our River Business, we own and operate several dry and tanker barges, and push boats.  In addition, we use one barge from our ocean fleet, the Alianza G2, as a transfer station.  The dry barges transport basically agricultural and forestry products, iron ore and other cargoes, while the tanker barges carry petroleum products, vegetable oils and other liquids.

We operate our pushboats and barges on the navigable waters of the Parana, Paraguay and Uruguay Rivers and part of the River Plate in South America, also known as the Hidrovia region.

Offshore Supply Business:  We operate our Offshore Supply Business, using PSVs owned by UP Offshore (Bahamas), which are all employed in the Brazilian market.  PSVs are designed to transport supplies such as containerized equipment, drill casing, pipes and heavy loads on deck, along with fuel, water, drilling fluids and bulk cement in under deck tanks and a variety of other supplies to drilling rigs and platforms.

Ocean Business:  In our Ocean Business, we operate eight oceangoing vessels, semi-integrated oceangoing tug barge units and container vessel (six of these owned and two leased) under the trade name Ultrapetrol. Our Suezmax and Handy size/small product tanker vessels transport dry and liquid bulk goods on major trade routes around the globe.  Major products carried include liquid cargo such as petroleum and petroleum derivatives, as well as dry cargo such as iron ore, coal and other bulk cargoes.

All of the Company's operating revenues were derived from its foreign operations.  The following represents the Company's revenues attributed by geographical region in which services are provided to customers.

	For the six-month periods ended June 30,
	2010	2009
Revenues (1)

− South America	$95,788	$62,475
− Europe	13,576	46,992
− Asia	3,097	979
− Other	2,376	2,251
	$114,837	$112,697
(1) Classified by country of domicile of charterers.

The Company's vessels are highly mobile and regularly and routinely moved between countries within a geographical region of the world.  In addition, these vessels may be redeployed among the geographical regions as changes in market conditions dictate.  Because of this mobility, long-lived assets, primarily vessels and equipment cannot be allocated to any one country.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

The following represents the Company's vessels and equipment based upon the assets physical location as of the end of each applicable period presented:

	At June 30, 2010	At December 31, 2009
Vessels and equipment, net

− South America	$462,652	$397,986
− Europe	-	37,398
− Asia	105,920	97,874
− Other	5,977	38,220
	$574,549	$571,478

Revenue by segment consists only of services provided to external customers, as reported in the unaudited condensed consolidated statement of operations.  Resources are allocated based on segment profit or loss from operation, before interest and taxes.

Identifiable assets represent those assets used in the operations of each segment.

The following schedule presents segment information about the Company's operations for the six-month period ended June 30, 2010:

	Ocean Business	Offshore Supply Business	River Business	Total

Revenues	$30,655	$25,648	$58,534	$114,837
Running and voyage expenses	19,104	13,992	36,458	69,554
Depreciation and amortization	5,307	3,360	8,277	16,944
Segment operating profit	2,241	5,244	8,432	15,917
Segment assets	110,382	238,445	318,676	667,503
Investment in affiliates	283	-	1,349	1,632
(Loss) from investment in affiliates	(23)	-	(132)	(155)
Additions to long-lived assets	$14,133	$1,208	$29,492	$44,833

Reconciliation of total assets of the segments to amount included in the unaudited condensed consolidated balance sheet as follow:

At June 30, 2010

Total assets for reportable segments	$667,503
Other assets	15,721
Corporate cash and cash equivalents	45,968
Consolidated total assets	$729,192

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

The following schedule presents segment information about the Company's operations for the six-month period ended June 30, 2009:

	Ocean Business	Offshore Supply Business	River Business	Total

Revenues	$51,116	$18,456	$43,125	$112,697
Running and voyage expenses	23,950	8,489	34,369	66,808
Depreciation and amortization	10,817	2,697	6,774	20,288
Segment operating profit (loss)	13,748	4,384	(3,186)	14,946
Income (loss) from investment in affiliates	27	-	(7)	20
Additions to long-lived assets	$2,018	$21,024	$19,039	$42,081

11.	DISCONTINUED OPERATIONS

During 2008, the Company decided to discontinue its operations in the Passenger Business.

For all periods presented the Passenger Business operations have been reported as discontinued operations net of income taxes.

On February 5, 2010, the Blue Monarch passenger vessel was sold and delivered to her new owner for $1,950, with no impact in earnings.

The impact of discontinued operations on net income (loss) per share of Ultrapetrol (Bahamas) Limited in all periods presented is disclosed in the unaudited condensed consolidated statements of income.

Discontinued operations, net of income taxes consist of the following:

	For the six-month periods ended June 30,
	2010	2009

Running and voyage expenses	$365	$595
Other expenses, net	150	267
Loss from discontinued operations	$515	$862

12.	SUPPLEMENTAL GUARANTOR INFORMATION

On November 24, 2004, the Company issued $180 million 9% First Preferred Ship Mortgage Notes due 2014.

The 2014 Senior Notes are fully and unconditionally guaranteed on a joint and several basis by the Company's subsidiaries directly involved in our Ocean and River Business.

The Indenture provides that the 2014 Senior Notes and each of the guarantees granted by Subsidiaries, other than the Mortgage, are governed by, and construed in accordance with, the laws of the state of New York.  Each of the mortgaged vessels is registered under either the Panamanian flag, or another jurisdiction with similar procedures.  All of the Subsidiary Guarantors are outside of the United States.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

The Indenture includes certain terms under which a subsidiary may be classified as an Unrestricted Subsidiary.  The Board of Directors determined that UP Offshore (Bahamas) Limited (the holding company of our Offshore Supply Business) has met those criteria and on October 29, 2009, the Board of Directors of Ultrapetrol (Bahamas) Limited declared UP Offshore (Bahamas) Limited, as an Unrestricted Subsidiary pursuant to the terms of the Indenture.

Supplemental unaudited condensed combining financial information for the Guarantor Subsidiaries for the 2014 Senior Notes is presented below.  This information is prepared in accordance with the Company's accounting policies.  This supplemental financial disclosure should be read in conjunction with the unaudited condensed consolidated financial statements.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

SUPPLEMENTAL CONDENSED COMBINING BALANCE SHEET
AT JUNE 30, 2010 (UNAUDITED)
(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Current assets
Receivables from related parties	221,607	68,132	31,719	(321,385)	73
Other current assets	27,516	48,779	30,961	-	107,256
Total current assets	249,123	116,911	62,680	(321,385)	107,329

Noncurrent assets
Vessels and equipment, net	-	172,391	403,190	(1,032)	574,549
Investment in affiliates	217,313	-	1,632	(217,313)	1,632
Other noncurrent assets	4,670	14,590	26,422	-	45,682
Total noncurrent assets	221,983	186,981	431,244	(218,345)	621,863
Total assets	471,106	303,892	493,924	(539,730)	729,192

Current liabilities
Payable to related parties	-	105,394	216,021	(321,385)	30
Current portion of long-term financial debt	10,000	-	11,428	-	21,428
Other current liabilities	1,917	14,660	14,085	-	30,662
Total current liabilities	11,917	120,054	241,534	(321,385)	52,120

Noncurrent liabilities
Long-term financial debt net of current portion	180,000	40,000	158,736	-	378,736
Other noncurrent liabilities	-	924	13,070	-	13,994
Total noncurrent liabilities	180,000	40,924	171,806	-	392,730
Total liabilities	191,917	160,978	413,340	(321,385)	444,850

Equity	279,189	142,914	80,584	(223,498)	279,189
Noncontrolling interest in subsidiaries	-	-	-	5,153	5,153
Total equity	279,189	142,914	80,584	(218,345)	284,342
Total liabilities and equity	471,106	303,892	493,924	(539,730)	729,192

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

SUPPLEMENTAL CONDENSED COMBINING BALANCE SHEET
AT DECEMBER 31, 2009
(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Current assets
Receivables from related parties	$218,554	$83,586	$24,792	$(326,865)	$67
Other current assets	34,938	52,229	27,096	-	114,263
Total current assets	253,492	135,815	51,888	(326,865)	114,330

Noncurrent assets
Vessels and equipment, net	-	172,664	399,875	(1,061)	571,478
Investment in affiliates	218,372	-	1,787	(218,372)	1,787
Other noncurrent assets	4,990	14,012	26,337	-	45,339
Total noncurrent assets	223,362	186,676	427,999	(219,433)	618,604
Total assets	$476,854	$322,491	$479,887	$(546,298)	$732,934

Current liabilities
Payables to related parties	$-	$127,564	$199,360	$(326,865)	$59
Current portion of long-term financial debt	10,000	-	11,286	-	21,286
Other current liabilities	3,151	10,640	10,842	-	24,633
Total current liabilities	13,151	138,204	221,488	(326,865)	45,978

Noncurrent liabilities
Long-term financial debt net of current portion	180,000	40,000	164,245	-	384,245
Other noncurrent liabilities	-	959	13,169	-	14,128
Total noncurrent liabilities	180,000	40,959	177,414	-	398,373
Total liabilities	193,151	179,163	398,902	(326,865)	444,351

Equity	283,703	143,328	80,985	(224,313)	283,703
Noncontrolling interest in subsidiaries	-	-	-	4,880	4,880
Total equity	283,703	143,328	80,985	(219,433)	288,583
Total liabilities and equity	$476,854	$322,491	$479,887	$(546,298)	$732,934

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

SUPPLEMENTAL CONDENSED COMBINING STATEMENTS OF INCOME
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2010 (UNAUDITED)
(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-	$61,096	$57,141	$(3,400)	$114,837

Operating expenses	(3,352)	(46,964)	(51,975)	3,371	(98,920)
Operating (loss) profit	(3,352)	14,132	5,166	(29)	15,917

Investment in affiliates	12,582 (1)	-	(155)	(12,582)	(155)
Other expenses	(745)	(1,788)	(3,314)	-	(5,847)
Income from continuing operations before income taxes	8,485	12,344	1,697	(12,611)	9,915

Income taxes	$-	538	(1,180)	-	(642)
Income from continuing operations	8,485	12,882	517	(12,611)	9,273

Loss from discontinued operations	-	-	(515)	-	(515)
Net income	8,485	12,882	2	(12,611)	8,758

Net income attributable to noncontrolling interests in subsidiaries	-	-	-	(273)	(273)
Net income attributable to Ultrapetrol (Bahamas) Limited	$8,485	$12,882	$2	$(12,884)	$8,485

(1)	Includes a loss of $515 related to discontinued operations.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

SUPPLEMENTAL CONDENSED COMBINING STATEMENTS OF INCOME
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2009 (UNAUDITED)
(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-	$69,988	$45,168	$(2,459)	$112,697

Operating expenses	(4,900)	(44,837)	(50,444)	2,430	(97,751)
Operating profit (loss)	(4,900)	25,151	(5,276)	(29)	14,946

Investment in affiliates	5,295 (1)	-	20	(5,295)	20
Other income (expenses)	133	(9,956)	(1,232)	-	(11,055)
Income (loss) from continuing operations before income taxes	528	15,195	(6,488)	(5,324)	3,911

Income taxes	-	1,155	(3,451)	-	(2,296)
Income (loss) from continuing operations	528	16,350	(9,939)	(5,324)	1,615

Loss from discontinued operations	-	-	(862)	-	(862)
Net income	528	16,350	(10,801)	(5,324)	753

Net income attributable to noncontrolling interests in subsidiaries	-	-	-	(225)	(225)
Net income attributable to Ultrapetrol (Bahamas) Limited	$528	$16,350	$(10,801)	$(5,549)	$528

(1)	Includes a loss of $862 related to discontinued operations.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

SUPPLEMENTAL CONDENSED COMBINING STATEMENT OF CASH FLOW
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2010 (UNAUDITED)
(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Net income	$8,758	$12,868	$275	$(13,143)	$8,758
Loss from discontinued operations	-	-	515	-	515
Adjustments to reconcile net income (loss) to net cash provided by operating activities	2,151	12,837	(22,646)	13,143	5,485
Net cash provided by (used in) operating activities from continuing operations	10,909	25,705	(21,856)	-	14,758
Net cash (used in) operating activities from discontinued operations	-	-	(1,960)	-	(1,960)
Net cash provided by (used in) operating activities	10,909	25,705	(23,816)	-	12,798

Intercompany sources	(17,933)	(8,720)	-	26,653	-
Non-subsidiary sources	-	(18,565)	2,371	-	(16,194)
Net cash (used in) provided by investing activities from continuing operations	(17,933)	(27,285)	2,371	26,653	(16,194)

Net cash provided by investing activities from discontinued operations	-	-	1,950	-	1,950

Net cash (used in) provided by investing activities	(17,933)	(27,285)	4,321	26,653	(14,244)

Intercompany sources	-	-	26,653	(26,653)	-
Non-subsidiary sources	(280)	-	(5,507)	-	(5,787)
Net cash (used in) provided by financing activities from continuing operations	(280)	-	21,146	(26,653)	(5,787)
Net (decrease) increase in cash and cash equivalents	$(7,304)	$(1,580)	$1,651	$-	$(7,233)

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

SUPPLEMENTAL CONDENSED COMBINING STATEMENT OF CASH FLOW
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2009 (UNAUDITED)
(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Net income (loss)	$753	$16,350	$(10,801)	$(5,549)	$753
Loss from discontinued operations	-	-	862	-	862
Adjustments to reconcile net income (loss) to net cash provided by operating activities	5,251	(13,752)	19,936	5,549	16,984
Net cash provided by operating activities from continuing operations	6,004	2,598	9,997	-	18,599
Net cash provided by operating activities from discontinued operations	-	-	406	-	406
Net cash provided by operating activities	6,004	2,598	10,403	-	19,005

Intercompany sources	(24,027)	-	18,562	5,465	-
Non-subsidiary sources	-	(10,176)	(30,204)	-	(40,380)
Net cash (used in) investing activities from continuing operations	(24,027)	(10,176)	(11,642)	5,465	(40,380)

Intercompany sources	(18,562)	-	24,027	(5,465)	-
Non-subsidiary sources	(125)	-	(26,952)	-	(27,077)
Net cash (used in) financing activities from continuing operations	(18,687)	-	(2,925)	(5,465)	(27,077)
Net (decrease) in cash and cash equivalents	$(36,710)	$(7,578)	$(4,164)	$-	$(48,452)

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

13.	SUBSEQUENT EVENTS

FFAs

In July 2010, we entered into a cleared FFA contract whereby a subsidiary of ours contracted with LCH to receive a fixed time charter rate for the C4TC of $24,125 for a total of 45 days (15 days in each January, February and March 2011) in exchange for paying the average time charter rate for the C4TC for those periods.

In August 2010, we entered into four cleared FFA contracts whereby a subsidiary of ours contracted via BNP with LCH to charge LCH the average time charter rate for the C4TC for a total of 15 days in August 2010 in exchange for a fixed rate of $18,750 per day and for a total of 28 days in September 2010 in exchange for a fixed weighted average rate of $33,411 per day.

PRINCESS KATHERINE SALE

On August 4, 2010 we entered into an MOA whereby we agreed to sell our remaining Capesize vessel, Princess Katherine, for $10,450 before commissions, with expected delivery date between September 1 and October 15, 2010.  The transaction is subject to customary closing conditions.  At June 30, 2010, the net book value of the Princess Katherine was $9,175.

As a result of this transaction, and only if the transaction is successfully completed, FFA positions maturing after the delivery date of the vessel shall no longer be probable of occurring and in that case will not qualify as effective cash flow hedges.  The gain related to these positions reported in other comprehensive income at June 30, 2010 will be reclassified into third quarter 2010 results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPETROL (BAHAMAS) LIMITED
(registrant)

By: /s/ Felipe Menendez Ross
Name: Felipe Menendez Ross
Title:   Chief Executive Officer

Dated: August 12, 2010

SK 02351 0010 1123507